UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 7, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the slides for the presentation to investors in connection with Investor Day 2016 on December 7, 2016.

 Credit Suisse Investor Day 2016Tidjane Thiam, CEO Credit Suisse  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

   Credit Suisse – 160 years of client focus  Founded in 1856  Top 5 franchise in M&A and ECM3  15 active booking centers worldwide  CHF 1.3 tr Assets under Management4  Present in over 50 countries  Serving the global UHNWI population with ~50% of our AuM1  A leading bank in Switzerland  Top 3 franchise in select Fixed Income products2  1 Relating to Wealth Management in SUB, IWM, and APAC as of 3Q16 2 #1 Asset Finance franchise since 2013 according to Thomson Reuters. Top 3 Global Leveraged Finance franchise according to Dealogic. #1 US Institutional Loan underwriter according to Dealogic. 3 Dealogic as of September 30, 2016, refer to IBCM Investor Day 2016 presentation for details 4 As of end 3Q16

Delivering against our key objectives

Costs

2016E net savings

CHF 1.6 bn

2016E adjusted operating expenses at constant FX rates*

CHF 19.6 bn

Assets

9M16 net new assets[1]

CHF 30.9 bn

10% emerging market growth rate

3% mature market growth rate

Profitability

9M16 Core pre-tax income adjusted

CHF 2.9 bn

9M16 SRU pre-tax loss adjusted

CHF 2.4 bn

Capital

3Q16 CET1 look-through ratio

12.0%

+180 bps vs. 3Q15

3Q16 CET1 look-through leverage ratio

3.4%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* See Appendix
1 Relating to Wealth Management in SUB, IWM and APAC

CREDIT SUISSE
December 7, 2016 5

   By end 2016, we will have achieved CHF 1.6 bn of net cost savings and are further raising our ambition to increase operating leverage  2015-18cost reduction program*in CHF bn, year-end  Target total net cost savings have increased from CHF 2.0 bn to CHF >4.2 bn by 2018  Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and a goodwill impairment taken in 4Q15, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.* See Appendix  1.6  >4.2  2015  2016E  Prior 2018 Target (ID 2015)  2018 Target (new)

   Exceeding our 2016 net headcount reduction target  Net reduction to global headcount in 2016  Note: Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers 1 Includes departed and notified headcount  2016 Target  Global Markets Accelerated Restructuring(March 2016)  Prior 2016 Target(Investor Day 2015)  6,000  2,000  4,000  6,050  December 4,20161

   While reducing costs, we have continued to invest in our client franchise and absorbed regulatory needs  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results.* See Appendix  Adjusted operatingexpenses at constantFX rates*in CHF bn      Strengthening of controls  Net cost savings 2016E  1.6  Investment in growth  Gross cost savings 2016E  2.1

 Restructuring costs progressionin CHF bn  Restructuring costs expected to decrease in 2018  0.6  0.6  0.3  0.4  Severance  Real Estate  Other    Estimated restructuring costs: CHF 1.9 bn

 Our strategy…  Be a leading Private Bankand Wealth Manager…   …with strong Investment Banking capabilities

 …a balanced approach to Wealth Management    Significant growth in APAC and Other EM    Most attractive long term opportunity for Wealth Management      Large pool of wealth in Mature Markets  Switzerland – our home market – providing stability to earningsFocused approach in Western Europe given highly competitive environment  Balanced approach

GM SUB IWM APAC IBCM SRU

GM maintains strong client franchises across equities and fixed income


#2 Client ranking in Global Cash since 2007[1]
#3 Issuer of US Structured Notes[3]
GlobalCapital
Bank of the year: Structured Products
Top 3 Global Prime Brokerage since 2012[2]
#1 Asset Finance franchise since 2013[4]
The Banker
Most Innovative Bank for Securitisation

1 Third Party Competitive Analysis
2 Hedge Fund Intelligence / Absolute Return / EuroHedge
3 Bloomberg Brief Ranking, November 23, 2016
4 Thomson Reuters, 2013 to 3Q16

CREDIT SUISSE December 7, 2016 12

 We have right-sized the GM business…  -37%  1 Global Markets Accelerated Restructuring as announced on March 23, 2016  1  GM RWAin USD bn        GM  SUB  APAC  IWM  SRU  IBCM

 GM Credit products net revenues in USD mn  …while maintaining strong positions in our core franchises…  GM Cash Equities net revenues1 in USD mn  1 Relating to Americas and EMEA  GM  SUB  APAC  IWM  SRU  IBCM

GM SUB APAC IWM IBCM SRU

…and increasing positive operating leverage

Total adjusted operating expenses[1]
in USD bn


6.0
5.4
< 4.8
2015
9M16 Annualized[2]
2018 Ambition

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Expenses post Global Markets Accelerated Restructuring
2 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results

CREDIT SUISSE
December 7, 2016
15

GM SUB APAC IWM IBCM SRU

GM – Key takeaways

- Strong client franchise
- Right-sizing and derisking nearing completion
- Operating leverage materially increased
- Upside from working more closely across divisions
- Prospects are positive, targeting Return on Regulatory Capital† between 10-15% by end-2018

† See Appendix

CREDIT SUISSE December 7, 2016 16

   Market-leading positions in Switzerland  #1 External Asset Managers  #2 Mid / large SMEs  #1 Institutionals  #2 UHNWI  #1 Investment Banking  #2 Retail, Affluent & HNWI   #2 Large Corporates  GM  SUB  APAC  IWM  SRU  IBCM  1 Source: Private Clients, Mid / Large SME, Large Corporates, Institutional Clients: The Boston Consulting Group; based on revenues 2 Source: Equity Capital Markets (ECM): Dealogic; Debt Capital Markets (DCM): IFR; M&A: Thomson Securities, SDC Platinum, Credit Suisse; based on deal volumes January 1 – December 23, 2015 3 Incl. Affiliates (BANK-now, Swisscard, Neue Aargauer Bank) 4 Small and Medium Enterprises 5 Excl. CS Asset Management Switzerland 6 Swiss-based External Asset Managers only  1  1  2  1,6  1,5  1,3  1,3

   Switzerland has the highest average wealth per adult making it an attractive wealth management market  China  World  Europe  Germany  Sweden  France  United Kingdom  United States  Switzerland  Wealth per adult among major economies in mid-2016in USD thousands  Source: Credit Suisse Global Wealth Databook, 2016  GM  SUB  APAC  IWM  SRU  IBCM

   Entrepreneurial SMEs driving strong export performance in Switzerland  22%  United Kingdom  27%  30%  Sweden  Europe  43%  World  29%  China  United States  13%  Switzerland  64%  Germany  45%  France  47%  Exports of goods and services% of GDP  Source: World Bank national accounts data and OECD National Accounts data files, 2015  GM  SUB  APAC  IWM  SRU  IBCM

GM SUB APAC IWM IBCM SRU

SUB is focused on capturing the wealth opportunity in Switzerland…

Assets under Management
in CHF bn


+6%
529
500
Corporate &
Institutional Banking
263
285
+ 8%
Private Banking
237
244
+ 3%
3Q15
3Q16

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

CREDIT SUISSE
December 7, 2016
20

GM SUB APAC IWM IBCM SRU

…and is executing with discipline…

Adjusted operating expenses[1]
in CHF mn


-3%
2,697
34
122
2,609
9M15
Regulatory, compliance & digitalization
Savings
9M16

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

1 Excludes Swisscard impact

CREDIT SUISSE
December 7, 2016 21

GM SUB APAC IWM IBCM SRU

...leading to increased profitability

SUB adjusted pre-tax income[1]
in CHF mn


+10%
472
431
+6%
457
432
+8%
431
400
1Q
2Q
3Q
2015
2016

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact

CREDIT SUISSE
December 7, 2016 22

GM SUB APAC IWM IBCM SRU

Confirming our 2018 PTI target

SUB adjusted pre-tax income[1]
in CHF bn


1.6
2.3
2015
2018
Target

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact

CREDIT SUISSE
December 7, 2016 23

     Roadmap to planned IPO  June 30, 2017  December 31, 2017  Credit Suisse (Schweiz) AGgo live      First published statutory financial statements of Credit Suisse (Schweiz) AG  IPO of 20-30%1Market conditions permitting  Final calibration of RWA requirements by FINMA          Nov 20, 2016  March 24, 2017  March 31, 2017  Further guidance on Credit Suisse (Schweiz) AG financials, key metrics and parameter    Intercompany model finalized / Service Company set-up    1 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG  estimated timeline  GM  SUB  APAC  IWM  SRU  IBCM

 SUB – Key takeaways  Selective revenue growth and effective cost discipline15% adjusted Return on Regulatory Capital† in 9M16On track for planned partial IPO of Credit Suisse (Schweiz) AG in 2H171Increasing profitability and confirmed 2018 PTI target of CHF 2.3 bn2  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. The scope of revenues and expenses of the Swiss Universal Bank division varies from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries which is planned to be subject to the IPO. It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank division and Credit Suisse (Schweiz) AG as a potential IPO vehicle† See Appendix1 Market conditions permitting. Any IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG2 On an adjusted basis  GM  SUB  APAC  IWM  SRU  IBCM

   Strong and diversified franchise in APAC  1 Awards for distinction from Asian Private Banker for 2015 2 AsiaRisk magazine October 2016 edition 3 According to cash equities trading information from respective exchanges for period ending September 30, 20164 Source: Dealogic (APAC ex Japan) as of September 30, 2016. Ranking amongst international banks for the first 9 months of 2016 5 As of 3Q16                                                                                                                                                                                                                                                  GM  SUB  APAC  IWM  SRU  IBCM    Wealth Management  Investment Banking  2016 House of the Year for Asia ex-Japan2  #1 ranked international Equities broker3 in key markets  #1 rank in APAC (ex Japan) in Underwriting & Advisory4  13 locations  7 countries  650 RMs5  Named Best Private Bank in Asia1

   Growing billionaire and UHNWI population, with a broad set of financial services needs  2005  x 2.7  2015  APAC1 billionaires (USD 1 bn+)  1 Includes Asia and AustralasiaSource: Knight Frank World Wealth Report, 2016  APAC1 UHNWIs (USD 30 mn+)  x 2.4  19,000   45,000   2005  2015  GM  SUB  APAC  IWM  SRU  IBCM

   Our clients value our integrated approach    Net new assets in CHF bn  AuM in CHF bn  Net revenues in CHF mn        Underwriting &Advisory  WM  APAC Underwriting & Advisory rank1  #7  #1  1 Source: Dealogic (APAC ex Japan) as of September 30, 2016. Ranking amongst international banks for the first 9 months of 2015 and 2016  +14%  +98%      361    461    Total    +  GM  SUB  APAC  IWM  SRU  IBCM

 2018 PTI target as communicated at the 2015 Investor Day  Adjustedpre-tax income in CHF bn  Wealth Management  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Including contributions from wealth management connected activities  Of which: CHF 0.7 bn Wealth Management1  GM  SUB  APAC  IWM  SRU  IBCM

     APAC target supported by wealth management growth despite adverse impact from market conditions  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Including contributions from wealth management connected activities  Adjustedpre-tax incomein CHF bn  Prior 2018 Target excl. business transfers  Market impact  Revised 2018Target  Cost initiatives  2.0  1.6  0.3  0.7  0.7  0.7  Wealth Management1  Business transfers  Prior 2018 Target(ID 2015)  2.1  Adjusted  Confirmed  0.7  0.1  GM  SUB  APAC  IWM  SRU  IBCM

 APAC – Key takeaways  Continued growth in Wealth Management with CHF 17 bn of NNA over past four quarters and record AuM of CHF 169 bn as of end 3Q16Cost savings ambition of CHF 300 mn from efficiencies to operating model expected to be delivered by 20182018 PTI target of CHF 1.6 bn1 reduced for market dependent activities  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.1 On an adjusted basis  GM  SUB  APAC  IWM  SRU  IBCM

                                                                                                                                                                                                                                                                                                                                                                               International Wealth Management, a vast opportunity  GM  SUB  APAC  IWM  SRU  IBCM  Private Banking  Asset Management  CHF 324 bn AM AuM6  Top 2traditional managerin Switzerland4  Top 10 alternative investment manager globally5  1 Credit Suisse Research Institute Global Wealth Report 2016 2 Credit Suisse & McKinsey Wealth Pools 2016 3 Euromoney ‘Best Private Banking Services Overall 4 McKinsey analysis 5 Towers Watson Survey 2016 6 As of end 3Q16  CHF 311 bnPB AuM6  covering globally…  ...43% of wealth2  ...39% of population1  ...42% of GDP1  Local presence in 30+ countries  Top 3position across our regions3

 Turnaround in IWM…  Net New Assets1in CHF bn  1 Relating to Wealth Management in IWM  GM  SUB  APAC  IWM  SRU  IBCM

 …driven by focus on strategic clients, which has led to significant inflows of net new assets…  1 Relating to Wealth Management in IWM2 Strategic clients = targeted strategic UHNWI/entrepreneur clients of IWM  Other clients  Strategic clients2 NNA  Total  Net New Assets1 in 9M16 in CHF bn    GM  SUB  APAC  IWM  SRU  IBCM

 …a strong increase in revenues from strategic clients…  +40%  Revenues from strategic clients1,2  1 Does not include revenues booked in divisions other than IWM2 Strategic clients = targeted strategic UHNWI/entrepreneur clients of IWM  GM  SUB  APAC  IWM  SRU  IBCM

 …with higher gross margin   1 Does not include revenues booked in divisions other than IWM2 Strategic clients = targeted strategic UHNWI/entrepreneur clients of IWM  +6 bps  Gross margin of strategic clients1,2in bps  GM  SUB  APAC  IWM  SRU  IBCM

GM SUB APAC IWM IBCM SRU

IWM is lending with discipline

Credit volume[1]
in CHF bn


+11%
40
44
Mortgages
Specialty finance[2]
Lombard lending
4
14
22
4
15
25
3Q15
3Q16

Gross loan revenue margin[3]

~170 bps

~210 bps

~110 bps

1 Before deducting valuation allowances and deferred fees and costs 2 Includes ship, aviation and export finance 3 9M16, client rate net of reference rate over avg. loan volume

CREDIT SUISSE
December 7, 2016
37

GM SUB APAC IWM IBCM SRU

IWM is executing with discipline

IWM adjusted operating expenses
in CHF bn



2.6
0.1
0.1
2.6
Stable expenses
9M15
Growth investments
Cost savings
9M16

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
December 7, 2016
38

GM SUB APAC IWM IBCM SRU

IWM outlook impacted by adverse market environment in near term


Adjusted
pre-tax income
in CHF bn
1.0
2015
2.1
Prior 2018 Target (ID 2015)
0.1
Business transfers
0.4
Asset Management[1]
1.8
Revised 2018 Target

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Including additional market related activities

CREDIT SUISSE
December 7, 2016
39

 IWM – Key takeaways  Integrated approach for strategic clients Strong turnaround in net new assetsDisciplined approach to lending 2018 PTI target of CHF 1.8 bn1, recalibrated for lower performance fees and transaction volumes  Note: Adjusted results are non-GAAP financial measures. 1 On an adjusted basis  GM  SUB  APAC  IWM  SRU  IBCM

GM SUB APAC IWM IBCM SRU

Global advisory and underwriting delivering increased revenues in new setup



Global advisory and underwriting net revenues[1]
in USD mn
+22%
777
128
448
201
3Q15
945
184
552
209
3Q16
Δ 3Q16 vs 3Q15
Equity underwriting
+44%
Debt underwriting
+23%
Advisory
+4%

1 Gross global revenues from Advisory, Debt and Equity underwriting generated across all divisions before cross-divisional revenue sharing agreements

CREDIT SUISSE
December 7, 2016
41

   In IBCM, we are leveraging our global connectivity and platform…  1 Dealogic as of September 30, 2016. Based on announced M&A volumes2 International banks only  Americas  EMEA  APAC  USD 107 bn  USD 162 bn  #5  #4  USD 12 bn  USD 165 bn  #1  #3  USD 30 bn  USD 82 bn  #3  #72  #4 in Cross Border M&A  Cross border M&A market volumes and CS rank1  GM  SUB  APAC  IWM  SRU  IBCM

GM | SUB | APAC | IWM | IBCM | SRU

…with strong momentum in M&A

CS global M&A announced volume rank

Deals > USD 10 bn


#10
#7
#2
2014
2015
9M16

Selected recent global transactions

		Deal value
Bayer	Monsanto	USD 66 bn Role: joint lead financial advisor to Bayer, financing
ChemChina	Syngenta	USD 48 bn Role: financial advisor to ChemChina
Enbridge	Spectra Energy	USD 47 bn Role: lead financial advisor to Enbridge
NextEra Energy	Energy Future	USD 18 bn Role: financial advisor to NextEra
NBAD	First Gulf Bank	USD 15 bn Role: exclusive financial advisor to National Bank of Abu Dhabi

Source: Dealogic as of September 30, 2016

CREDIT SUISSE
December 7, 2016
43

 IBCM – Key takeaways  Key hires across industry and product groups and successes in announced M&A in 2016Global connectivity for our clients15-20% Return on Regulatory Capital† target by end-2018  † See Appendix  GM  SUB  APAC  IWM  SRU  IBCM

GM | SUB | APAC | IWM | IBCM | SRU

Continuing to reduce capital consumption in the SRU

RWA[1] in USD bn


Credit & market risk
Operational risk[2]
73
54
19
-35%
55
35
20
excl. ops risk
36
17
19
-80%
30
11
19
4Q15
3Q16
2018 Target
2019 Target

Illustrative adjusted pre-tax loss progression in USD mn

	9M16	2018 Target	2019 Target
Illustrative adjusted pre-tax loss progression	2,465	~1,400	~800

Leverage exposure in USD bn


170
-30%
119
57
-76%
40
4Q15
3Q16
2018 Target
2019 Target

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 RWA shown excluded projected inflation from future regulatory uplifts (e.g. fundamental review of trading book)
2 Regulatory (FINMA) approval required for any operational risk reduction

CREDIT SUISSE
December 7, 2016
45

 SRU – Key takeaways  Significant reduction of RWA and leverage exposure to dateTargeting reduction of capital consumption by approximately 80% by end 2019Ambition to reduce PTI drag to USD 800 mn1 by end-2019  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 On an adjusted basis  GM  SUB  APAC  IWM  SRU  IBCM

 Overview of revised financial targets for Group and divisions  APAC  Pre-tax income o/w Wealth Management2  IWM  Pre-tax income  SUB  Pre-tax income  Global Markets  RWA threshold1Leverage exposure threshold1Return on regulatory capital†  Note: Adjusted results are non-GAAP financial measures † See Appendix1 As announced on March 23, 2016 (Credit Suisse Strategy Update) 2 Including contributions from wealth management connected activities  2016  USD 60 bnUSD 290 bn  > CHF 1.4 bn1< CHF 19.8 bn111-12%1  Group  Net cost savingsOperating cost baseCET1 ratio (pre significant litigation expenses)CET1 leverage ratio  SRU  Pre-tax lossRWALeverage exposure  2019  ~ USD 0.8 bnUSD 30 bnUSD 40 bn  2018  CHF 1.6 bnCHF 0.7 bn  CHF 1.8 bn  CHF 2.3 bn  10-15%  > CHF 4.2 bn< CHF 17.0 bn12-13%> 3.5%  15- 20%  Adjusted figures  IBCM  Return on regulatory capital†  ~ USD 1.4 bn  > 13% pre-Basel III reform uplift> 11% post-Basel III reform uplift

 We have significantly strengthened our capital ratios  Basel III “look-through”CET1 capital ratio                  +180bps

Delivering against our key objectives

Costs

2016E net savings

CHF 1.6 bn

2016E adjusted operating expenses at constant FX rates*

CHF 19.6 bn

Assets

9M16 net new assets[1]

CHF 30.9 bn

10% emerging market growth rate

3% mature market growth rate

Profitability

9M16 Core pre-tax income adjusted

CHF 2.9 bn

9M16 SRU pre-tax loss adjusted

CHF 2.4 bn

Capital

3Q16 CET1 look-through ratio

12.0%

+180 bps vs. 3Q15

3Q16 CET1 look-through leverage ratio

3.4%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* See Appendix
1 Relating to Wealth Management in SUB, IWM and APAC

CREDIT SUISSE
December 7, 2016 49

 Focused on execution  Delivered cost savings in excess of our 2016 target, creating additional operating leverageAchieved strong growth in AuM, with NNA of CHF 30.9 bn at 9M16Strengthened our capital position with look-through CET1 ratio of 12.0% as of end 3Q16Given unsupportive market conditions, focusing priorities on cost reduction measures and adjusting our 2018 targets to the more challenging revenue environmentProtecting returns during volatile markets and providing significant upside when conditions improve

   Agenda of the day – December 7, 2016  Time (GMT)  Topic  Speaker  8:00  Registration  All  8:30  Welcome & Progress Update  Tidjane Thiam  9:15  Global Markets  Brian Chin  9:45  Coffee break    10:15  Swiss Universal Bank  Thomas Gottstein  10:45  Asia Pacific  Helman Sitohang  11:15  International Wealth Management  Iqbal Khan  11:45  Investment Banking & Capital Markets  Jim Amine  12:15  Lunch    13:15  Financials and capital / Strategic Resolution Unit  David Mathers  14:00  Wrap-up of the day  Tidjane Thiam  14:05  Q&A session  All

 Appendix

 Notes  Throughout the presentation rounding differences may occur.All risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basis.Gross and net margins are shown in basis points (bps). Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM.Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.  Specific notes  Abbreviations  Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

CS Group in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**
Fair value on own debt	-	-	-	697	(623)	(228)	(144)
Real estate gains	-	-	-	(72)	-	(23)	-
(Gains)/losses on business sales	(346)	-	56	(34)	-	-	-
Net revenues adjusted	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**
Provision for credit losses	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**
Total operating expenses reported	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**
Goodwill impairment	-	-	-	(3,797)	-	-	-
Restructuring expenses	(145)	(91)	(255)	(355)	-	-	-
Major litigation provisions	(306)	-	-	(564)	(203)	(63)	10
Total operating expenses adjusted	**4,668**	**4,846**	**4,717**	**5,802**	**4,820**	**5,185**	**5,116**
Pre-tax income/(loss) reported	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**
Total adjustments	105	91	311	5,307	(420)	(188)	(154)
Pre-tax income/(loss) adjusted	**327**	**290**	**(173)**	**(1,134)**	**432**	**1,468**	**1,357**

SRU in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**(170)**	**(371)**	**(545)**	**(126)**	**(90)**	**437**	**335**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	4	-	-	-	-
Net revenues adjusted	**(170)**	**(371)**	**(541)**	**(126)**	**(90)**	**437**	**335**
Provision for credit losses	**6**	**(38)**	**119**	**99**	**21**	**13**	**5**
Total operating expenses reported	**698**	**445**	**601**	**1,103**	**688**	**690**	**651**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(23)	(21)	(80)	(158)	-	-	-
Major litigation provisions	(324)	-	-	(257)	(27)	(9)	-
Total operating expenses adjusted	**351**	**424**	**521**	**688**	**661**	**680**	**651**
Pre-tax income/(loss) reported	**(874)**	**(778)**	**(1,266)**	**(1,328)**	**(799)**	**(266)**	**(320)**
Total adjustments	347	21	84	415	27	9	-
Pre-tax income/(loss) adjusted	**(527)**	**(757)**	**(1,181)**	**(913)**	**(772)**	**(256)**	**(320)**

Corp. Ctr. in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**72**	**(95)**	**110**	**(748)**	**752**	**384**	**173**
Fair value on own debt	-	-	-	697	(623)	(228)	(144)
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	52	-	-	-	-
Net revenues adjusted	**72**	**(95)**	**162**	**(51)**	**129**	**156**	**29**
Provision for credit losses	**-**	**(2)**	**1**	**(2)**	**1**	**-**	**-**
Total operating expenses reported	**279**	**142**	**76**	**307**	**211**	**121**	**223**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	-	-	-	-	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**279**	**142**	**76**	**307**	**211**	**121**	**223**
Pre-tax income/(loss) reported	**(207)**	**(235)**	**33**	**(1,053)**	**540**	**263**	**(50)**
Total adjustments	-	-	52	697	(623)	(228)	(144)
Pre-tax income/(loss) adjusted	**(207)**	**(235)**	**85**	**(356)**	**(83)**	**35**	**(194)**

IWM AM in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**292**	**334**	**320**	**365**	**308**	**335**	**320**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**292**	**334**	**320**	**365**	**308**	**335**	**320**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**243**	**273**	**253**	**330**	**267**	**275**	**274**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(2)	(2)	2	(4)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**241**	**271**	**255**	**326**	**267**	**275**	**274**
Pre-tax income/(loss) reported	**49**	**61**	**67**	**35**	**41**	**60**	**46**
Total adjustments	2	2	(2)	4	-	-	-
Pre-tax income/(loss) adjusted	**51**	**63**	**65**	**39**	**41**	**60**	**46**

GM in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**1,396**	**1,671**	**1,252**	**1,168**	**1,632**	**2,052**	**2,272**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**1,396**	**1,671**	**1,252**	**1,168**	**1,632**	**2,052**	**2,272**
Provision for credit losses	**(6)**	**(17)**	**22**	**(5)**	**15**	**(4)**	**4**
Total operating expenses reported	**1,310**	**1,532**	**1,430**	**4,517**	**1,346**	**1,641**	**1,498**
Goodwill impairment	-	-	-	(2,690)	-	-	-
Restructuring expenses	(52)	(52)	(102)	(97)	-	-	-
Major litigation provisions	(7)	-	-	(51)	(132)	(57)	-
Total operating expenses adjusted	**1,251**	**1,480**	**1,328**	**1,679**	**1,214**	**1,584**	**1,498**
Pre-tax income/(loss) reported	**92**	**156**	**(200)**	**(3,345)**	**271**	**415**	**770**
Total adjustments	59	52	102	2,838	132	57	-
Pre-tax income/(loss) adjusted	**150**	**208**	**(98)**	**(507)**	**403**	**473**	**770**

IBCM in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**479**	**558**	**395**	**418**	**414**	**605**	**420**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**479**	**558**	**395**	**418**	**414**	**605**	**420**
Provision for credit losses	**(9)**	**-**	**30**	**-**	**-**	**-**	**-**
Total operating expenses reported	**450**	**417**	**425**	**902**	**346**	**451**	**471**
Goodwill impairment	-	-	-	(384)	-	-	-
Restructuring expenses	(16)	9	(28)	(22)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**434**	**426**	**397**	**496**	**346**	**451**	**471**
Pre-tax income/(loss) reported	**39**	**141**	**(60)**	**(484)**	**68**	**154**	**(51)**
Total adjustments	16	(9)	28	406	-	-	-
Pre-tax income/(loss) adjusted	**55**	**132**	**(32)**	**(78)**	**68**	**154**	**(51)**

CREDIT SUISSE
December 7, 2016
54

Reconciliation of adjustment items (2/2)

SUB PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**1,160**	**840**	**846**	**963**	**857**	**956**	**920**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	(346)	-	-	(72)	-	(23)	-
(Gains)/losses on business sales	-	-	-	(10)	-	-	-
Net revenues adjusted	**814**	**840**	**846**	**881**	**857**	**933**	**920**
Provision for credit losses	**13**	**7**	**9**	**14**	**14**	**9**	**12**
Total operating expenses reported	**603**	**582**	**632**	**784**	**639**	**690**	**659**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(16)	(3)	(35)	(33)	-	-	-
Major litigation provisions	-	-	-	(25)	-	-	-
Total operating expenses adjusted	**587**	**579**	**597**	**726**	**639**	**690**	**659**
Pre-tax income/(loss) reported	**544**	**251**	**205**	**165**	**204**	**257**	**249**
Total adjustments	(330)	3	35	(24)	-	(23)	-
Pre-tax income/(loss) adjusted	**214**	**254**	**240**	**141**	**204**	**234**	**249**

IWM PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**789**	**811**	**853**	**808**	**785**	**830**	**801**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(11)	-	-	-
Net revenues adjusted	**789**	**811**	**853**	**797**	**785**	**830**	**801**
Provision for credit losses	**-**	**16**	**(2)**	**(7)**	**11**	**(1)**	**2**
Total operating expenses reported	**593**	**611**	**622**	**874**	**618**	**619**	**567**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(13)	(13)	(10)	(32)	-	-	-
Major litigation provisions	19	-	-	(228)	(50)	-	10
Total operating expenses adjusted	**599**	**598**	**612**	**614**	**568**	**619**	**577**
Pre-tax income/(loss) reported	**196**	**184**	**233**	**(59)**	**156**	**212**	**232**
Total adjustments	(6)	13	10	249	50	-	(10)
Pre-tax income/(loss) adjusted	**190**	**197**	**243**	**190**	**206**	**212**	**222**

APAC PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**346**	**337**	**319**	**271**	**303**	**307**	**297**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**346**	**337**	**319**	**271**	**303**	**307**	**297**
Provision for credit losses	**38**	**2**	**(17)**	**(5)**	**24**	**-**	**(1)**
Total operating expenses reported	**242**	**245**	**216**	**228**	**210**	**188**	**190**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(3)	-	-	(1)	-	-	-
Major litigation provisions	-	-	-	(6)	-	-	-
Total operating expenses adjusted	**239**	**245**	**216**	**221**	**210**	**188**	**190**
Pre-tax income/(loss) reported	**66**	**90**	**120**	**48**	**69**	**119**	**108**
Total adjustments	3	-	-	7	-	-	-
Pre-tax income/(loss) adjusted	**69**	**90**	**120**	**55**	**69**	**119**	**108**

SUB C&IB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**507**	**497**	**510**	**532**	**507**	**506**	**480**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(13)	-	-	-
Net revenues adjusted	**507**	**497**	**510**	**519**	**507**	**506**	**480**
Provision for credit losses	**17**	**2**	**(3)**	**29**	**25**	**24**	**11**
Total operating expenses reported	**276**	**293**	**286**	**304**	**286**	**271**	**275**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(3)	(1)	(5)	(9)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**273**	**292**	**281**	**295**	**286**	**271**	**275**
Pre-tax income/(loss) reported	**214**	**202**	**227**	**199**	**196**	**211**	**194**
Total adjustments	3	1	5	(4)	-	-	-
Pre-tax income/(loss) adjusted	**217**	**203**	**232**	**195**	**196**	**211**	**194**

APAC IB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**571**	**574**	**588**	**555**	**582**	**733**	**791**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**571**	**574**	**588**	**555**	**582**	**733**	**791**
Provision for credit losses	**(4)**	**1**	**(5)**	**8**	**-**	**11**	**(2)**
Total operating expenses reported	**489**	**457**	**449**	**1,212**	**489**	**474**	**436**
Goodwill impairment	-	-	-	(756)	-	-	-
Restructuring expenses	(20)	(10)	(1)	(2)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**469**	**447**	**448**	**454**	**489**	**474**	**436**
Pre-tax income/(loss) reported	**86**	**116**	**144**	**(665)**	**93**	**248**	**357**
Total adjustments	20	10	1	758	-	-	-
Pre-tax income/(loss) adjusted	**106**	**126**	**145**	**93**	**93**	**248**	**357**

APAC IB in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**587**	**590**	**595**	**554**	**603**	**783**	**835**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**587**	**590**	**595**	**554**	**603**	**783**	**835**
Provision for credit losses	**(4)**	**1**	**(5)**	**8**	**-**	**12**	**(3)**
Total operating expenses reported	**503**	**468**	**452**	**1,221**	**505**	**505**	**460**
Goodwill impairment	-	-	-	(765)	-	-	-
Restructuring expenses	(21)	(10)	(1)	(2)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**482**	**458**	**451**	**454**	**505**	**505**	**460**
Pre-tax income/(loss) reported	**88**	**121**	**148**	**(675)**	**98**	**266**	**378**
Total adjustments	21	10	1	767	-	-	-
Pre-tax income/(loss) adjusted	**109**	**131**	**149**	**92**	**98**	**266**	**378**

CREDIT SUISSE

December 7, 2016

55

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted				Swisscard Impact[1]				SUB adjusted ex Swisscard			
	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15
Net interest income	611	685	708	2,004	9	9	-	18	602	676	708	1,986
Recurring commissions & fees	412	412	372	1,196	56	59	-	115	356	353	372	1,081
Transaction-based revenues	382	349	295	1,026	8	7	-	15	374	342	295	1,011
Other revenues	(5)	(7)	(11)	(23)	-	-	-	-	(5)	(7)	(11)	(23)
Net revenues	**1,400**	**1,439**	**1,364**	**4,203**	**73**	**75**	**-**	**148**	**1,327**	**1,364**	**1,364**	**4,055**
Provision for credit losses	**23**	**33**	**39**	**95**	**-**	**-**	**-**	**-**	**23**	**33**	**39**	**95**
Total operating expenses	**934**	**961**	**925**	**2,820**	**61**	**62**	**-**	**123**	**873**	**899**	**925**	**2,697**
Pre-tax income	**443**	**445**	**400**	**1,288**	**12**	**13**	**-**	**25**	**431**	**432**	**400**	**1,263**
Return on regulatory capital†	**14%**	**14%**	**13%**	**14%**	**-**	**-**	**-**	**-**	**14%**	**14%**	**13%**	**14%**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results for other adjustments not relating to Swisscard is included in the Notes of this presentation † See Appendix
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE December 7, 2016 56

 Credit Suisse Investor Day 2016Overview of Financials and CapitalDavid Mathers  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

 Overview of Financials and Capital  Resource re-allocation: Progress in 2016  1  Update on cost reduction plans  2  Funding plan for Credit Suisse  3  Update on proposed reforms to Basel III  4  Financial and capital targets  5

 On track to reduce expenses to below CHF 19.8 bn target, with CHF 1.6 bn net savings expected by end-2016  Summary of progress  Cost reduction  Funding  Basel III reforms  Targets    2015  21.2  19.8  Adjusted operating expenses at constant FX rates* in CHF bn  Net savings in CHF bn    2016Target  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers; Achieved as of December 4, 2016 includes departed and notified headcount * See Appendix    1.6  2016estimated      (1.6)    2016 estimated  19.6  1.6 net savings  Net headcount1 reductions of 6,050 as of December 4, exceeding target net reduction for full year 2016

 Adjusted operatingexpenses at constantFX rates* in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix  Summary of progress  Cost reduction  Funding  Targets  2015  Gross savings  Investments in growth  2016 estimated  21.2  (2.1)  19.6  Strengthening of controls  0.3  0.2      2016 target of CHF 19.8 bn    Basel III reforms  Expect to achieve CHF 2.1 bn of gross savings in 2016, while reinvesting in growth businesses that aims at achieving attractive returns

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

CET1 ratio increased to 12.0%; RWA reallocated to growth businesses

Basel III RWA in CHF bn


285
270
3Q15
3Q16

CET1 ratio in %


10.2%
12.0%
3Q15
3Q16

3Q16 vs. 3Q15 Basel III RWA business impact[1] in CHF bn


+16
IBCM
+3
IWM
+3
SUB
+4
APAC
+6
(20)
SRU
(8)
GM
(28)
Increases
Sources

1 Business impact includes business moves and internally driven methodology and policy impact and is expressed as net of FX and major external methodology changes

CREDIT SUISSE
December 7, 2016
7

 Continued reduction of leverage exposure while re-allocating to growth businesses; Tier 1 leverage ratio up 70 bps YoY  3Q15  3Q16  1,045  949      3.9%  4.6%  1 Business impact excludes impact from FX  Sources  SRU  Corp. Ctr. / HQLA  IBCM  APAC  SUB  (24)  (76)  +9  +14  GM  (11)  +10  +33  (116)  Increases  IWM  (5)  1.1%  2.8%  1.2%  3.4%  3Q15  3Q16  3Q16 vs. 3Q15 Leverage exposure business impact1 in CHF bn  Leverage exposure in CHF bn  Leverage ratio in %  Summary of progress  Cost reduction  Funding  Targets  Tier 1  CET1  Basel III reforms

 Overview of Financials and Capital  Resource re-allocation: Progress in 2016  1  Update on cost reduction plans  2  Funding plan for Credit Suisse  3  Update on proposed reforms to Basel III  4  Financial and capital targets  5  Summary of progress  Cost reduction  Funding  Targets  Basel III reforms

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

On track to beat target cost base of CHF 19.8 bn for 2016; expect to reduce cost base to <CHF 17.0 bn by end-2018

2015 – 2018 cost reduction program*
in CHF bn, year-end targets


Target total of >CHF 4.2 bn of net savings by end-2018
21.2
2015
(1.6)
(estimated)
Estimated 2016 cost reductions
2016 cost target CHF 19.8 bn
19.6
2016 estimated
(2.6)
2017 & 2018 planned savings
<17.0
Revised 2018 Target
18.5 – 19.0
Prior 2018 Target (Investor Day 2015)

Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* See Appendix

CREDIT SUISSE
December 7, 2016
10

 Restructuring costs progression in CHF bn  Update on restructuring charges  Summary of progress  Cost reduction  Funding  Targets  0.6  0.6  0.3  2016E  2017E  2018E  2015  0.4  Severance  Real Estate  Other Restructuring Costs    Estimated costs through 2018: CHF 1.9 bn  Basel III reforms

 Overview of Financials and Capital  Resource re-allocation: Progress in 2016  1  Update on cost reduction plans  2  Funding plan for Credit Suisse  3  Update on proposed reforms to Basel III  4  Financial and capital targets  5

 Summary of progress  Cost reduction  Funding  Targets  Basel III reforms  Reduced capital instrument costs expected to offset increased HoldCo funding costs  Estimated funding costs1 – capital instruments in USD bn    2.8  2.8  2.7  2.2  Estimated funding costs1 – other sources of funding in USD bn  Total funding cost1 in USD bn  1.4  1.5  1.5  1.6  1 Cost represents a spread to the 3-month reference rate

 Illustrative funding cost sensitivity and spread mediation  Summary of progress  Cost reduction  Funding  Targets  Basel III reforms  Funding costs sensitivity in CHF bn   2019E  2.71  2.67      HoldCo  All other1  2018E  2.24  2.13          Spread tightening assumes HoldCo spread  50bps, AT1 spread  100bps in 2018  (40) mn  (110) mn  AT1 High Trigger  1 Includes grandfathered T1 and T2 capital instruments, legacy capital and OpCo debt

 Overview of Financials and Capital  Resource re-allocation: Progress in 2016  1  Update on cost reduction plans  2  Funding plan for Credit Suisse  3  Update on proposed reforms to Basel III  4  Financial and capital targets  5

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

Major regulatory capital changes anticipated over 2016-2020

Recalibrated leverage ratio likely to be primary capital constraint until beginning 2020, however…

- Revised Swiss TBTF rules require going concern leverage ratio of 5% (of which 3.5% CET1), 5%[2] gone concern leverage ratio, going concern RWA ratio of 14.3% (of which 10% CET1) and 14.3%[2] gone concern RWA ratio to become fully effective by January 1, 2020 (phase-in)

- Revised Swiss TBTF rules will be phased-in and become fully effective January 1, 2020

…RWA uplift resulting from Basel III reforms will drive the binding constraint[1] from the start of 2020

2016

- Group of Governors and Heads of Supervision (GHOS) of BCBS is due to meet in January 2017 where final rules for revisions to standard rules for floors, credit risk and operational risk are expected. Significant recalibration to draft rules expected

2018

- Standardized Approach to Counterparty Credit Risk, Banking Book Securitizations and Equity Investment in Funds rules effective from January 1, 2018

2019

- Impact of revised Market Risk rules expected to be effective by December 31, 2019. Will affect primarily market risk assets in divisions with trading activity

2020

- Recent BCBS conference comments on November 30, 2016 indicate a longer implementation and phase-in period than previously expected. Use of internal models was confirmed

1 The binding constraint is calculated as the worse of 10% of RWA and 3.5% of leverage exposure due to the TBTF requirement of 10% CET 1 ratio and 3.5% CET 1 leverage ratio requirement
2 Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital

CREDIT SUISSE
December 7, 2016
16

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

RWA estimated regulatory impact - 2018 to 2020 and beyond

Estimated CET1 ratio (%)
Pre significant litigation

12-13% in 2018

2018+: >13% *pre Basel III reform* ; >11% *post Basel III reform*

Estimated net regulatory impact in CHF bn


Final rules impact
Draft rules impact
~10
~20

2018E
- **Equity investments in funds**
- **SACCR**
- **Banking book securitization**

2019E
- **FRTB**

2020E and beyond

Pending BCBS finalization of remaining rules; significant recalibration expected January 2017.
- FRTB CVA
- Reduced IRB
- Operational Risk

Advanced rules estimated impact

CREDIT SUISSE
December 7, 2016
17

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

Illustrative CET1 capital generation and impact on capital ratios


CET1 ratio targets[1,2]
11-12% until end 2016
12-13% over 2017 and 2018
>13% in 2018+
buffer for Basel III reform
CET1 ratio[1,2]
in %
12.0%
~2.0%
~0.7-1.5%
~0.7%
~(2.0)-(3.0)%
~(0.9)%
12-13%
3Q16
Operating Free Capital Generated
CET1 benefit from Credit Suisse (Schweiz) IPO[3]
Capital released from SRU RWA reduction[4]
CET1 equivalent of increase in RWA for other divisions[4]
Cash component of dividends
2018

	3Q16	2018
CET1 Leverage ratio	3.4%	>3.5%
Tier1 Leverage ratio	4.6%	~5.0%

1 Pre significant litigation 2 Pre reforms to Basel III 3 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 4 Includes business growth and methodology impacts (excluding Basel III reform)

CREDIT SUISSE
December 7, 2016 18

 Overview of Financials and Capital  Resource re-allocation: Progress in 2016  1  Update on cost reduction plans  2  Funding plan for Credit Suisse  3  Update on proposed reforms to Basel III  4  Financial and capital targets  5

 Overview of revised financial targets for Group and divisions  APAC  Pre-tax income o/w Wealth Management 2  IWM  Pre-tax income  SUB  Pre-tax income  Global Markets  RWA threshold1Leverage exposure threshold1Return on regulatory capital†  Note: Adjusted results are non-GAAP financial measures1 As announced on March 23, 2016 (Credit Suisse Strategy Update) 2 Including contributions from wealth management connected activities † See Appendix  2016  USD 60 bnUSD 290 bn  > CHF 1.4 bn1< CHF 19.8 bn111-12%1  Group  Net cost savingsOperating cost baseCET1 ratio (pre significant litigation)CET1 leverage ratio  SRU  Pre-tax lossRWALeverage exposure  2019  > 13% pre-Basel III reform uplift; > 11% post-Basel III reform uplift  ~ USD 0.8 bnUSD 30 bnUSD 40 bn  2018  CHF 1.6 bnCHF 0.7 bn  CHF 1.8 bn  CHF 2.3 bn  10-15%  > CHF 4.2 bn< CHF 17.0 bn12-13%> 3.5%  15- 20%  Summary of progress  Cost reduction  Funding  Targets  Adjusted figures  Basel III reforms  IBCM  Return on regulatory capital†  ~ USD 1.4 bn

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

Continued focus on cost discipline at SUB with maintained 2018 pre-tax income target

Adjusted pre-tax income[1]
in CHF bn


1.6
2015
2.3
Prior 2018 Target (ID 2015)
2.3
2018 Target

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

1 Excludes Swisscard impact

CREDIT SUISSE
December 7, 2016
21

Summary of progress
Cost reduction
Funding
Basel III reforms
Targets

IWM outlook impacted by adverse market environment in near term

Adjusted pre-tax income
in CHF bn


1.0
2015
2.1
Prior 2018 Target (ID 2015)
0.1
Business transfers
(0.4)
Asset Management[1]
1.8
Revised 2018 Target

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Including additional market related activities

CREDIT SUISSE
December 7, 2016
22

   APAC wealth management target unchanged; reduced overall target reflects adverse impact from market conditions  Summary of progress  Cost reduction  Funding  Targets  Basel III reforms  Adjustedpre-tax incomein CHF bn  Prior 2018 Target(ID 2015)  Revised 2018Target  Marketimpact  2.1  1.6  0.3  0.7  0.7  2015  1.1  Wealth Mgmt.1  Businesstransfers  Prior 2018 Targetexcl. business transfers   Costinitiatives  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Including contributions from wealth management connected activities  0.7  (0.7)  (0.1)  2.0

   Summary of progress  Cost reduction  Funding  Targets  Basel III reforms  Global Markets targeted to meet its cost of capital by 2018  Note: Adjusted results are non-GAAP financial measures † See Appendix  Adjusted net revenues  Adjusted total operating expenses  2018 Ambition in USD bn  6.0+   Less than 4.8        Target return on regulatory capital†: 10 – 15%

   Revenue growth and operating efficiencies to drive IBCM toward return target  Summary of progress  Cost reduction  Funding  Targets  Basel III reforms  Note: Adjusted results are non-GAAP financial measures † See Appendix  2018Target  15-20%  Adjusted return on regulatory capital†    ~60% revenue growth~40% operating efficiencies  2016 to 2018 PTI Growth

 Appendix

 Notes  Throughout the presentation rounding differences may occurAll risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis points (bps) Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuMMandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers  Specific notes  Abbreviations  Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

CS Group in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**
Fair value on own debt	-	-	-	697	(623)	(228)	(144)
Real estate gains	-	-	-	(72)	-	(23)	-
(Gains)/losses on business sales	(346)	-	56	(34)	-	-	-
Net revenues adjusted	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**
Provision for credit losses	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**
Total operating expenses reported	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**
Goodwill impairment	-	-	-	(3,797)	-	-	-
Restructuring expenses	(145)	(91)	(255)	(355)	-	-	-
Major litigation provisions	(306)	-	-	(564)	(203)	(63)	10
Total operating expenses adjusted	**4,668**	**4,846**	**4,717**	**5,802**	**4,820**	**5,185**	**5,116**
Pre-tax income/(loss) reported	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**
Total adjustments	105	91	311	5,307	(420)	(188)	(154)
Pre-tax income/(loss) adjusted	**327**	**290**	**(173)**	**(1,134)**	**432**	**1,468**	**1,357**

SRU in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**(170)**	**(371)**	**(545)**	**(126)**	**(90)**	**437**	**335**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	4	-	-	-	-
Net revenues adjusted	**(170)**	**(371)**	**(541)**	**(126)**	**(90)**	**437**	**335**
Provision for credit losses	**6**	**(38)**	**119**	**99**	**21**	**13**	**5**
Total operating expenses reported	**698**	**445**	**601**	**1,103**	**688**	**690**	**651**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(23)	(21)	(80)	(158)	-	-	-
Major litigation provisions	(324)	-	-	(257)	(27)	(9)	-
Total operating expenses adjusted	**351**	**424**	**521**	**688**	**661**	**680**	**651**
Pre-tax income/(loss) reported	**(874)**	**(778)**	**(1,266)**	**(1,328)**	**(799)**	**(266)**	**(320)**
Total adjustments	347	21	84	415	27	9	-
Pre-tax income/(loss) adjusted	**(527)**	**(757)**	**(1,181)**	**(913)**	**(772)**	**(256)**	**(320)**

Corp. Ctr. in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**72**	**(95)**	**110**	**(748)**	**752**	**384**	**173**
Fair value on own debt	-	-	-	697	(623)	(228)	(144)
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	52	-	-	-	-
Net revenues adjusted	**72**	**(95)**	**162**	**(51)**	**129**	**156**	**29**
Provision for credit losses	**-**	**(2)**	**1**	**(2)**	**1**	**-**	**-**
Total operating expenses reported	**279**	**142**	**76**	**307**	**211**	**121**	**223**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	-	-	-	-	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**279**	**142**	**76**	**307**	**211**	**121**	**223**
Pre-tax income/(loss) reported	**(207)**	**(235)**	**33**	**(1,053)**	**540**	**263**	**(50)**
Total adjustments	-	-	52	697	(623)	(228)	(144)
Pre-tax income/(loss) adjusted	**(207)**	**(235)**	**85**	**(356)**	**(83)**	**35**	**(194)**

IWM AM in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**292**	**334**	**320**	**365**	**308**	**335**	**320**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**292**	**334**	**320**	**365**	**308**	**335**	**320**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**243**	**273**	**253**	**330**	**267**	**275**	**274**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(2)	(2)	2	(4)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**241**	**271**	**255**	**326**	**267**	**275**	**274**
Pre-tax income/(loss) reported	**49**	**61**	**67**	**35**	**41**	**60**	**46**
Total adjustments	2	2	(2)	4	-	-	-
Pre-tax income/(loss) adjusted	**51**	**63**	**65**	**39**	**41**	**60**	**46**

GM in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**1,396**	**1,671**	**1,252**	**1,168**	**1,632**	**2,052**	**2,272**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**1,396**	**1,671**	**1,252**	**1,168**	**1,632**	**2,052**	**2,272**
Provision for credit losses	**(6)**	**(17)**	**22**	**(5)**	**15**	**(4)**	**4**
Total operating expenses reported	**1,310**	**1,532**	**1,430**	**4,517**	**1,346**	**1,641**	**1,498**
Goodwill impairment	-	-	-	(2,690)	-	-	-
Restructuring expenses	(52)	(52)	(102)	(97)	-	-	-
Major litigation provisions	(7)	-	-	(51)	(132)	(57)	-
Total operating expenses adjusted	**1,251**	**1,480**	**1,328**	**1,679**	**1,214**	**1,584**	**1,498**
Pre-tax income/(loss) reported	**92**	**156**	**(200)**	**(3,345)**	**271**	**415**	**770**
Total adjustments	59	52	102	2,838	132	57	-
Pre-tax income/(loss) adjusted	**150**	**208**	**(98)**	**(507)**	**403**	**473**	**770**

IBCM in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**479**	**558**	**395**	**418**	**414**	**605**	**420**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**479**	**558**	**395**	**418**	**414**	**605**	**420**
Provision for credit losses	**(9)**	**-**	**30**	**-**	**-**	**-**	**-**
Total operating expenses reported	**450**	**417**	**425**	**902**	**346**	**451**	**471**
Goodwill impairment	-	-	-	(384)	-	-	-
Restructuring expenses	(16)	9	(28)	(22)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**434**	**426**	**397**	**496**	**346**	**451**	**471**
Pre-tax income/(loss) reported	**39**	**141**	**(60)**	**(484)**	**68**	**154**	**(51)**
Total adjustments	16	(9)	28	406	-	-	-
Pre-tax income/(loss) adjusted	**55**	**132**	**(32)**	**(78)**	**68**	**154**	**(51)**

CREDIT SUISSE
December 7, 2016
28

Reconciliation of adjustment items (2/2)

SUB PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**1,160**	**840**	**846**	**963**	**857**	**956**	**920**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	(346)	-	-	(72)	-	(23)	-
(Gains)/losses on business sales	-	-	-	(10)	-	-	-
Net revenues adjusted	**814**	**840**	**846**	**881**	**857**	**933**	**920**
Provision for credit losses	**13**	**7**	**9**	**14**	**14**	**9**	**12**
Total operating expenses reported	**603**	**582**	**632**	**784**	**639**	**690**	**659**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(16)	(3)	(35)	(33)	-	-	-
Major litigation provisions	-	-	-	(25)	-	-	-
Total operating expenses adjusted	**587**	**579**	**597**	**726**	**639**	**690**	**659**
Pre-tax income/(loss) reported	**544**	**251**	**205**	**165**	**204**	**257**	**249**
Total adjustments	(330)	3	35	(24)	-	(23)	-
Pre-tax income/(loss) adjusted	**214**	**254**	**240**	**141**	**204**	**234**	**249**

IWM PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**789**	**811**	**853**	**808**	**785**	**830**	**801**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(11)	-	-	-
Net revenues adjusted	**789**	**811**	**853**	**797**	**785**	**830**	**801**
Provision for credit losses	**-**	**16**	**(2)**	**(7)**	**11**	**(1)**	**2**
Total operating expenses reported	**593**	**611**	**622**	**874**	**618**	**619**	**567**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(13)	(13)	(10)	(32)	-	-	-
Major litigation provisions	19	-	-	(228)	(50)	-	10
Total operating expenses adjusted	**599**	**598**	**612**	**614**	**568**	**619**	**577**
Pre-tax income/(loss) reported	**196**	**184**	**233**	**(59)**	**156**	**212**	**232**
Total adjustments	(6)	13	10	249	50	-	(10)
Pre-tax income/(loss) adjusted	**190**	**197**	**243**	**190**	**206**	**212**	**222**

APAC PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**346**	**337**	**319**	**271**	**303**	**307**	**297**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**346**	**337**	**319**	**271**	**303**	**307**	**297**
Provision for credit losses	**38**	**2**	**(17)**	**(5)**	**24**	**-**	**(1)**
Total operating expenses reported	**242**	**245**	**216**	**228**	**210**	**188**	**190**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(3)	-	-	(1)	-	-	-
Major litigation provisions	-	-	-	(6)	-	-	-
Total operating expenses adjusted	**239**	**245**	**216**	**221**	**210**	**188**	**190**
Pre-tax income/(loss) reported	**66**	**90**	**120**	**48**	**69**	**119**	**108**
Total adjustments	3	-	-	7	-	-	-
Pre-tax income/(loss) adjusted	**69**	**90**	**120**	**55**	**69**	**119**	**108**

SUB C&IB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**507**	**497**	**510**	**532**	**507**	**506**	**480**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(13)	-	-	-
Net revenues adjusted	**507**	**497**	**510**	**519**	**507**	**506**	**480**
Provision for credit losses	**17**	**2**	**(3)**	**29**	**25**	**24**	**11**
Total operating expenses reported	**276**	**293**	**286**	**304**	**286**	**271**	**275**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(3)	(1)	(5)	(9)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**273**	**292**	**281**	**295**	**286**	**271**	**275**
Pre-tax income/(loss) reported	**214**	**202**	**227**	**199**	**196**	**211**	**194**
Total adjustments	3	1	5	(4)	-	-	-
Pre-tax income/(loss) adjusted	**217**	**203**	**232**	**195**	**196**	**211**	**194**

APAC IB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**571**	**574**	**588**	**555**	**582**	**733**	**791**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**571**	**574**	**588**	**555**	**582**	**733**	**791**
Provision for credit losses	**(4)**	**1**	**(5)**	**8**	**-**	**11**	**(2)**
Total operating expenses reported	**489**	**457**	**449**	**1,212**	**489**	**474**	**436**
Goodwill impairment	-	-	-	(756)	-	-	-
Restructuring expenses	(20)	(10)	(1)	(2)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**469**	**447**	**448**	**454**	**489**	**474**	**436**
Pre-tax income/(loss) reported	**86**	**116**	**144**	**(665)**	**93**	**248**	**357**
Total adjustments	20	10	1	758	-	-	-
Pre-tax income/(loss) adjusted	**106**	**126**	**145**	**93**	**93**	**248**	**357**

APAC IB in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**587**	**590**	**595**	**554**	**603**	**783**	**835**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**587**	**590**	**595**	**554**	**603**	**783**	**835**
Provision for credit losses	**(4)**	**1**	**(5)**	**8**	**-**	**12**	**(3)**
Total operating expenses reported	**503**	**468**	**452**	**1,221**	**505**	**505**	**460**
Goodwill impairment	-	-	-	(765)	-	-	-
Restructuring expenses	(21)	(10)	(1)	(2)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**482**	**458**	**451**	**454**	**505**	**505**	**460**
Pre-tax income/(loss) reported	**88**	**121**	**148**	**(675)**	**98**	**266**	**378**
Total adjustments	21	10	1	767	-	-	-
Pre-tax income/(loss) adjusted	**109**	**131**	**149**	**92**	**98**	**266**	**378**

CREDIT SUISSE
December 7, 2016
29

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted				Swisscard Impact[1]				SUB adjusted ex Swisscard			
	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15
Net interest income	611	685	708	2,004	9	9	-	18	602	676	708	1,986
Recurring commissions & fees	412	412	372	1,196	56	59	-	115	356	353	372	1,081
Transaction-based revenues	382	349	295	1,026	8	7	-	15	374	342	295	1,011
Other revenues	(5)	(7)	(11)	(23)	-	-	-	-	(5)	(7)	(11)	(23)
Net revenues	**1,400**	**1,439**	**1,364**	**4,203**	**73**	**75**	**-**	**148**	**1,327**	**1,364**	**1,364**	**4,055**
Provision for credit losses	**23**	**33**	**39**	**95**	**-**	**-**	**-**	**-**	**23**	**33**	**39**	**95**
Total operating expenses	**934**	**961**	**925**	**2,820**	**61**	**62**	**-**	**123**	**873**	**899**	**925**	**2,697**
Pre-tax income	**443**	**445**	**400**	**1,288**	**12**	**13**	**-**	**25**	**431**	**432**	**400**	**1,263**
Return on regulatory capital†	**14%**	**14%**	**13%**	**14%**	**-**	**-**	**-**	**-**	**14%**	**14%**	**13%**	**14%**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results for other adjustments not relating to Swisscard is included in the Notes of this presentation † See Appendix
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE
December 7, 2016 30

 Credit Suisse Investor Day 2016Global MarketsBrian Chin  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Key messages

Global Markets	▪ Strong client franchise across fixed income and equities products ▪ Essential partner and product engine for IWM, SUB, APAC and IBCM divisions ▪ Right-sized capital footprint with pre-tax income upside
Progress since last Investor Day	▪ Reduced risk-weighed assets and leverage exposure ▪ Accelerated expense reduction program ▪ Returned division to profitability
Way forward	▪ Maintain client franchise strength and capitalize on collaboration across Credit Suisse ▪ Continue to drive increased operating leverage ▪ 2018 Ambition: – Revenues: USD 6 bn+ – Expenses: Less than USD 4.8 bn – Return on regulatory capital†: 10 - 15%

† See Appendix

CREDIT SUISSE
December 7, 2016
3

Franchise strength
Progress to date
Revenue potential
Products
Collaboration
Efficiency

GM maintains a strong client franchise across asset classes…

Fixed Income products

#1	Asset Finance franchise since 2013[1]
Top 3	Global Institutional Loans and High Yield franchise since 2012[2]
#1	US Institutional Loan underwriter[2]

Equities products

#2	Client ranking in Global Cash since 2007[3]
Top 3	Global Prime Brokerage since 2012[4]
#3	Issuer of US Structured Notes[5]

Recent awards

The Banker Investment Banking Awards 2016

Most Innovative Bank for Securitisation

"[CS] has been **at the vanguard of US securitization**…the business has not lost any steam"

The Banker Investment Banking Awards 2016

2016: Most Innovative Bank Leveraged Finance

"…The **bank has navigated markets over the past 12 months like no other**, and had **a leading role in the year's benchmark and unprecedented transactions**"

GlobalCapital 2016 Derivative Awards

Bank of the Year: Structured Products

"[CS] was named as the winner following an in-depth assessment … which **brought together the Emerging Markets, Credit Solutions, Equity Derivatives and Global Macro** business lines"

2015 GlobalCapital

EMEA: CLO Arranger of the Year

- Large Cap Leveraged Loan of the Year
- Best Transatlantic Leveraged Loan
- High Yield Deal of the Year by a corporate issuer

1 Thomson Reuters 2 Dealogic as of September 30, 2016; includes AMER and EMEA 3 Third Party Competitive Analysis 4 Hedge Fund Intelligence / Absolute Return / EuroHedge; based on level of Hedge Fund AuM (Assets under Management) with Prime Broker 5 Bloomberg Brief Ranking, November 23, 2016

CREDIT SUISSE December 7, 2016 4

 …with continued market share strength  Institutional Loans and High Yield Share of Wallet/Rank2  #2  #1  2013-2015 Average  9M16  1 Thomson Reuters league tables 2 Dealogic league tables as of September 30, 2016; Note: All share of wallet and rank data is based on addressable market; includes Americas and EMEA only; excluding pro rata deals 3 ECM excludes converts     Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency  Brand is strong  ECM Share of Wallet/Rank2,3  #7  #5  2013-2015 Average  9M16  US Securitizations Wallet/Rank1  2013-2015 Average  9M16  #1  #1

Franchise strength
Progress to date
Revenue potential
Products
Collaboration
Efficiency

Execution of Global Markets restructuring nearing completion…

Progress since Investor Day 2015

- Reduced RWA and leverage exposure
- Improved risk profile in line with risk appetite
- Restructured expense base

- Maintained and defended key franchise
- Returned division to profitability

in USD bn	Target[1]	Progress to Date
Risk-weighted assets	60	✓ On track
Leverage exposure	290	✓ On track
Total operating expenses	5.4[2]	✓ On track

1 As announced on March 23, 2016 (Credit Suisse Strategy Update) 2 2018 Ambition

CREDIT SUISSE
December 7, 2016 6

 Revenues expected to normalize post-restructuring….   2015  1 2014, 2015 and last 12 months RWA reflect 5 quarter average RWA 2 Reflects restructuring year; last 12 months ended September 30, 2016 3 Average of Oct 1, 2015 – Sept 30, 2016  Trailing 12 months2 (as of Sept 30, 2016)    Restructuring year  Net revenues / RWA (%)  11.3%  9.4%  +10.0%  Average RWA progression1in USD bn   Net Revenuesin USD bn         Ambition  Average High Yield Credit Spreads  591  6923  Market Conditions   Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency  Go forward revenues balanced across reduced risk profile and lower earnings volatility    2014  12.5%  2013 – 2015 Average = 12.1%  450

 … and reflect historic seasonality  Global Market Net Revenues in USD bn  1 Reflects restructuring year; last 12 months ended September 30, 2016; 1H includes 1Q16 and 2Q16, 2H includes 4Q15 and 3Q16  Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency  8.1  7.1  5.5  1H   2H   2014  2015  Trailing 12 months1 (as of Sept 30, 2016)  (54%)  (46%)  (61%)  (39%)  (53%)  (47%)  Restructuring year  3 year Average  57%  43%  6.0+  57 - 61%  39 - 43%    Ambition  (39%)

 2017 Market Outlook  Equities Market Performance1  US Fed rate hike expectation2  # of Fed Hikes2  US High Yield and Inv. Grade spreads  Source: Credit Suisse Research1 Based on daily S&P 500 and Euro Stoxx 50 Index. Percentages refer to % change as of Dec 02, 2016 close vs. 2017 Projection per CS Research 2 Assessed on # of 25 bps Fed hikes  bps  Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency    17CS Projection      +5%  +9%

  Fixed Income business rationalization complete…  Product  Credit Products  Emerging Markets  Securitized Products  Macro  Competitive ambition  Top 3  Top 3  Top 3  Focused offering for top institutional and IWM clients  Progress against plan          Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency

 …resulting in resilient, productive client business   Top-tier provider for Loan, HY&IG2 Acquisition Financings  Leading provider of asset and portfolio advisory services  Differentiated global offering with deep understanding of local markets  Punching above our weight with less capital  Deep multi-asset capabilities in EM  Top tier provider in US interest rate options  Strength of the franchise  Credit business RWA productivity (per Coalition)1  #4  #2  2015  1H16    1 Source: Coalition. Analysis is based on Credit Suisse’s Coalition Product Taxonomy. All Results are based on Coalition’s Analysis and are based on 9 Banks out of the Coalition Index (Top 12 Global Investment Banks). RWA is calculated under Basel 3; RWA productivity is calculated as Revenues / RWA 2 HY = High Yield, IG = Investment Grade   Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency

Franchise strength
Progress to date
Revenue potential
Products
Collaboration
Efficiency

Systematic Market-Making Group ("SMG")

SMG core expertise

- SMG is a global quantitative and systematic trading group within Global Markets and APAC
- Focuses on market making and high-turnover strategies


High turnover strategies (restricted capacity)
Low turnover strategies (high capacity)
SMG Qube Fund
SMG QT Fund
CTA
Risk Premia
Alt. Beta
Sharpe
Sharpe Ratio
Position Holding Period

Evolving operating model


From
GM
APAC
SMG Products
To
3rd party investors
GM
APAC
via IWM
SMG Funds
Capital providers

- Offer professional investors access to SMG's alternative investment strategies
- Round out CS Asset Management client offering with high turnover, high Sharpe Ratio strategies
- Provide CS with additional capital efficient revenue streams

CREDIT SUISSE
December 7, 2016
12

 Equities performance reflects market conditions  AMER  EMEA  GM Equities products net revenue excluding SMG1 in USD bn  1 Includes Global Markets Equities and Equities Derivatives (part of Solutions); excludes SMG; numbers may not add due to rounding 2 Reflects restructuring year; last 12 months ended September 30, 2016   Trailing 12 months2 (as of Sept 30, 2016)  2015  2014  Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency

 Equities is critical to CS strategy   … with interconnected offering  Best in class distribution of new issue and blocks  Access product across developed and emerging markets for our clients  Provider of differentiated content (e.g., HOLT)   Equities  Global, cross divisional footprint1 in USD mn…   IBCM7%  APAC33%  Global Markets57%  Includes complete divisional view of Equites product revenue  1 9M16 net revenues include Equity Underwriting and Equity Trading revenues across GM Equities and Solutions, APAC , IBCM divisions and Sales and Trading Services (“STS”); includes SMG  IWM/ SUB: 3%  Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency

 Significant collaboration opportunities  Equities  Fixed Income  Wealth Management  Core Institutional  Corporate & Sponsors  Cash Equities  Equity Derivatives  Prime Services  Securitized Products  Credit Products  Emerging Markets   Macro                                Continuing to support client needs across APAC, IWM, IBCM and SUB        Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency  

     GM is the product engine delivering into developed Europe and EM  Partner with IWM in EMEA…        Targeted client advisory  Pricing Strategy      Equity distribution  … and on EM Financing and Investor Products  Execution  GM EM Financing   GM Institutional Clients  IWM & SUB Clients  GM & IWM Syndication  Sovereign Wealth Funds, Insurance, Pensions, Asset Managers, Institutional Investors  Repackages for UHNWI Investor Products   Origination  Trading  Structuring  Risk Mgmt/ Controls   Tech Platform  Syndication  GM products & services  IWM Client USD 1.5bn sell-down of ABB  Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency

Franchise strength
Progress to date
Revenue potential
Products
Collaboration
Efficiency

Achieved strategic cost reduction in 2016, focused on revised 2018 ambition

Total operating expenses[1] in USD mn



Corporate Functions
GM Direct Expenses
6.0
(3)%
5.4
5.2
<4.8
(11)%
2015
9M16 Annualized[2]
4Q16E Annualized[2]
2018 Ambition

Cost reduction levers

2016 cost reduction actions
- ~3,500 net headcount reduction[3]
- 28% reduction in professional services fees[4]

In-flight efficiency programs
- Platform rationalization
- Duplication reduction, front-to-back
- Workforce deployment strategy

Regulatory / Control Investment (incl. Corp. Center)[1,5]

in USD bn



+82%
0.5
0.5
0.7
0.9
0.9
2012
2013
2014
2015
9M16 Annualized[2]

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Expenses post Global Markets Accelerated Restructuring 2 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results 3 Based on net headcount reduction; includes permanent full-time equivalent employees, contractors, consultants and other contingent workers 4 Professional services fees includes consulting, contractor services, audit services and outsourced services; based YoY comparison as of ended September 30, 2016 5 Includes Risk and Controls related Corporate functions (e.g., CCRO, CRO and Product Control), IHC / CCAR, Controls, EMEA FinReg, Change/Chief Data Officer, Bank Levy, Risk and Control Tech spend and associated Corporate Center change

CREDIT SUISSE
December 7, 2016
17

 Funding trajectory indicates upside  1 Reflects restructuring year – last 12 months ended September 30, 2016; numbers may not add due to rounding 2 Reflects spot leverage exposure 3 2015 and last twelve months leverage exposure reflects 5 quarter average     Gross and net revenuesin USD bn  Net revenues  Gross Revenues  Funding  Avg. leverage exposure  3772  3393  2943  290  Restructuring year  Trailing 12 months1 (as of Sept 30, 2016)  2018EAmbition  2015  2014  (22%)  +21%  Franchise strength  Progress to date  Revenue potential  Collaboration  Products  Efficiency

 Global Markets Ambition  Adjusted net revenues  Adjusted total operating expenses  2018 Ambition in USD bn  6.0+   Less than 4.8        Target Return on regulatory capital†: 10 – 15%  Note: Adjusted results are non-GAAP financial measures † See Appendix

 Summary  The bulk of the restructuring is done and we have executed wellOur Franchise and Brand are strong and are poised to capture upsideExpect normalization of revenues now that restructuring is done and markets are beginning to stabilizeExpect additional efficiencies on cost base and funding mostly from efforts initiated in 2016   Drive the CS strategy: A global wealth manager with strong Investment Banking capabilities

 Appendix  December 7, 2016

Notes

General notes

- For **reconciliation of adjusted to reported results**, refer to the appendix of either the CEO or CFO Investor Day 2016 presentation. All reconciliations are available in the respective appendix
- Throughout the presentation rounding differences may occur
- All **risk-weighted assets (RWA)** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points (bps)
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business

Specific notes

* "Adjusted operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review

† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers

Abbreviations

Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

CREDIT SUISSE
December 7, 2016 22

 Credit Suisse Investor Day 2016Swiss Universal Bank divisionThomas Gottstein  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Key messages

Swiss Universal Bank	▪ A leading and well-positioned universal banking franchise with top-2 positions[1] in all client segments of focus ▪ Switzerland: #1 country in global wealth report[2], traditionally resilient economy, low unemployment, political stability ▪ Strong financial profile, capital generation capacity and historically low volatility
Progress since last Investor Day	▪ Improved profitability driven by cost discipline and solid volume growth ▪ Successful go-live of Credit Suisse (Schweiz) AG on November 20, 2016 ▪ Announced new organization, aligned to client segments and needs, effective as per January 1, 2017
Way forward	▪ Significant further progress expected towards achievement of ambitious targets ▪ Clearly identified revenue and cost initiatives as well as digitalization roadmap ▪ IPO preparations for Credit Suisse (Schweiz) AG on track for a partial IPO by the end of 2017, market conditions permitting[3]

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Private Clients, Mid / Large SME, Large Corporates, Institutional Clients: The Boston Consulting Group; based on revenues 2 Credit Suisse Research Institute 3 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

CREDIT SUISSE
December 7, 2016 3

 Agenda  Swiss Universal Bank  1  Progress since last Investor Day  2  Way forward  3

Swiss Universal Bank
Progress
Way forward

Track record of rising adjusted PTI generation underpinned by resilient risk profile

Adjusted pre-tax income[1] in CHF mn


2016
2015
+10%
+6%
+8%
431
472
432
457
400
431
1Q
2Q
3Q

Risk profile metrics


2016
2015
Ann. credit losses / net loans2
in bps
6
1
8
2
10
7
Provisions for credit losses
in CHF mn
23
6
33
9
39
30
1Q
2Q
3Q

- Historical adjusted PTI showing **low volatility** and **significant** YoY **growth** since beginning of 2016
- Switzerland offers an **attractive** and comparatively **low-risk market** environment where Swiss Universal Bank manages a **high quality credit portfolio**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Excludes Swisscard impact 2 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results

CREDIT SUISSE
December 7, 2016
5

Swiss Universal Bank
Progress
Way forward

Strong franchise with #1 or #2 market positions in Switzerland across client segments

Private Clients

	CS market share[1]	Position[1]
Retail, Affluent & HNWI[3]	~11%	#2
UHNWI	~29%	#2

Corporate Clients

		CS market share	Position
Mid / large SMEs[4]		~12%[1]	#2[1]
Large Corporates		~14%[1]	#2[1]
IB CH	ECM	~17%[2]	#1[2]
	DCM	~30%[2]	
	M&A	~44%[2]	

Institutional Clients

	CS market share[1]	Position[1]
Institutionals[5]	~12%	#1
External Asset Managers[6]	~19%	#1

PRIVATE BANKER INTERNATIONAL — **Best Family Office Offering** | *2016, 2014*

PRIVATE BANKER INTERNATIONAL — **Best Discretionary & Advisory Service Offering** | *2016*

EUROMONEY — **Succession Planning Advice and Trusts SRI / Social Impact Investing** | *2016*

CREDIT SUISSE — **89% satisfaction rate** of our **Private and Wealth Management Clients Switzerland** | *2016*

GLOBAL FINANCE — **Best Trade Finance Bank in Switzerland** *2016*

EUROMONEY — **Best Investment Bank in Switzerland** *2015, 2014, 2013, 2012, 2007, 2006, 2005, 2004, 2003, 2002, 2001, 2000*

IFR AWARDS — **Swiss Franc Bond House of the Year** *2015, 2014, 2012, 2011, 2010, 2008, 2007, 2006, 2004, 2002, 2001, 2000*

GLOBAL FINANCE — **Best Foreign Exchange Provider in Switzerland** | *2016, 2015, 2013, 2012, 2011, 2010, 2009*

R&M SURVEYS — **Best Swiss Global Custodian** | *2015*

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Private Clients, Mid / Large SME, Large Corporates, Institutional Clients: The Boston Consulting Group; based on revenues in 2015 2 Equity Capital Markets (ECM): Dealogic; Debt Capital Markets (DCM): IFR; M&A: Thomson Securities, SDC Platinum, CS; based on deal volumes Jan – Dec 23 2015 3 Incl. Affiliates (BANK-now, Swisscard, Neue Aargauer Bank) 4 Small and Medium Enterprises 5 Excl. CS Asset Management Switzerland 6 Swiss-based External Asset Managers only

CREDIT SUISSE December 7, 2016 6

 Agenda  Swiss Universal Bank  1  Progress since last Investor Day  2  Way forward  3

Swiss Universal Bank
Progress
Way forward

Significant progress since last Investor Day

Improved Profitability	▪ 9M16 adjusted PTI of CHF 1.36 bn – up 8%[1] year-on-year, despite challenging market ▪ Both sub-divisions – PB and C&IB – contributed equally to this improvement ▪ Improved adjusted cost income ratio and return on regulatory capital
Cost and Capital Discipline	▪ 9M16 adjusted operating expenses reduced by 3%[1] year-on-year ▪ Rigorous management of FTE and consultants / contractors; reduced discretionary and corporate function spend ▪ Combination of solid loan growth, low credit losses and enhanced capital velocity
Improving Share of Wallet	▪ Increased business volumes across AuM, other client assets and loans in all segments ▪ Improved mandates penetration at 29% in PB as of end of 3Q16, driven by "Credit Suisse Invest" ▪ Gaining further market share in corporate and investment banking and with entrepreneurs
Credit Suisse (Schweiz) AG	▪ Credit Suisse (Schweiz) AG went live on November 20, 2016 ▪ ~1.4 mn clients, ~6,500 employees, ~CHF 220 bn total balance sheet[2], ~CHF 525 bn AuM[2] transferred successfully ▪ Large project with ~1,500 employees working for 3 years and ~560 IT system changes

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Excludes Swisscard impact 2 As of August 1, 2016

CREDIT SUISSE
December 7, 2016 8

Swiss Universal Bank
Progress
Way forward

Improved profitability despite challenging markets

Despite challenging markets...

- Negative interest rates, negatively impacting deposit business
- Market disruptions and increased volatility (i.e., Brexit, political uncertainties)
- Slow economic growth across Europe, including in Switzerland
- Subdued client activity across private, corporate and institutional banking
- Increased lending competition by non-banks
- Need to continuously invest in regulatory and digitalization projects

...consistent profitability improvements


Adjusted pre-tax income[1]
in CHF mn
Corporate & Institutional Banking
Private Banking
1,263
601
662
9M15
+8%
+8%
+7%
1,360
652
708
9M16


Adj. return on regulatory capital[†,1]
+1 pp.
14%
9M15
15%
9M16

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Excludes Swisscard impact † See Appendix

CREDIT SUISSE
December 7, 2016 9

Swiss Universal Bank
Progress
Way forward

Continue to focus on cost and capital discipline

Cost Discipline

- Delivered **3% reduction of adjusted operating expenses**
- Invested in **compliance, risk** and **tax / regulatory programs** in relation to e.g. TBTF, FIDLEG / MiFID, MRP, AEI[1]
- Continued further development of **platform management and digitalization**

Adjusted operating expenses[2]
in CHF mn


(3)%
2,697
34
(122)
2,609
9M15
Regulatory, compliance & digitalization
Savings
9M16

Adjusted cost/income ratio: 67% (9M15), 65% (9M16)

- **Rigorous management** of FTEs / contractors / consultants
- Reduced non-personnel expenses:
  - 8% reduction of **number of branches**
  - Lower **IT / Ops and other corporate functions** spend

Capital Discipline

- **Continuing** to **implement measures** to further **manage balance sheet** and **RWA:**
  - Successfully placed two **synthetic securitizations of loan portfolios** resulting in CHF 3 bn RWA reduction in 1H16
  - **Mortgage Fund Project** under way planned to be launched in 4Q16 with further up-scaling in 2017

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 TBTF = Too-big-to-fail, FIDLEG = Finanzdienstleistungsgesetz (Financial Services Act), MiFID = Markets in Financial Instruments Directive, MRP = Margin Rule Program, AEI - Automatic Exchange of Information 2 Excludes Swisscard impact

CREDIT SUISSE
December 7, 2016 10

Swiss Universal Bank
Progress
Way forward

Focus on selectively growing revenues across PB and C&IB client franchise…

Net loans in CHF bn


+2%
163
167
9M15
9M16

- Lending is a key revenue driver supported by a high quality credit portfolio
- Interest income driven by loan volume growth, higher margins from repricing measures on maturing loans and selective IPRE[1] optimization

Assets under Management in CHF bn


+6%
500
529
C&IB
PB
263
285
237
244
9M15
9M16

- Solid AuM growth in PB & Institutional clients
- Net New Assets 9M16 of CHF 1.8 bn in Private Banking and CHF 1.8 bn in Corporate & Institutional Banking
- Continued selective External Asset Managers exits

PB Mandates penetration in %


+5 pp.
24
26
27
28
29
3Q15
4Q15
1Q16
2Q16
3Q16

- Tailor-made wealth management offering through "Credit Suisse Invest", launched in 2Q15
- Positive reception by clients with >70,000 "Credit Suisse Invest" contracts signed as of 3Q16
- Attractive price model designed to promote potential for recurring revenues

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Income Producing Real Estate

CREDIT SUISSE
December 7, 2016
11

Swiss Universal Bank
Progress
Way forward

…and making progress on delivering the full franchise to our core clients

"Bank for Entrepreneurs"

Ramping up to facilitate ambitious **growth targets**

- Successful increase of **30 E&E** (Entrepreneurs & Executives) **Relationship Managers** (combination of hires and upgrades)
- Swiss market covered by **21 desks** including 18 joint locations with SME[1] business
- Aligned **incentive models to foster collaboration**
- **Product** review completed and several offering projects launched


E&E RMs
+64%
47
77
2015
3Q16


Desks
+91%
11
21
2015
3Q16

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Small- and medium-sized enterprises

Large Swiss corporate partnership with IBCM

Successfully demonstrating our **global full range capabilities**:

- Cross-border transactions involving **M&A advisory** and **integrated financing solutions**
- Strong **cross-divisional collaboration between** geographies and product groups across Credit Suisse


CHF621m
Initial Public Offering
on SIX Swiss Exchange
Credit Suisse acted as Joint Global Coordinator and Joint Bookrunner
April 2016
USD1.53bn
acquisition of
Credit Suisse acted as Exclusive Financial Advisor to Galenica
July 2016
Initial Public Offering
on Nasdaq
USD609m market
capitalisation
Credit Suisse acted as Lead Left Bookrunner
September 2016
CHF1.4bn
Public tender
offer from
Credit Suisse is acting as Exclusive Financial Advisor to gategroup
Pending
USD42.7bn
Public tender
offer for
Credit Suisse is acting as Financial Advisor & Offer Manager
Pending

CREDIT SUISSE
December 7, 2016
12

Swiss Universal Bank
Progress
Way forward

Credit Suisse (Schweiz) AG, our fully licensed Swiss legal entity, has successfully gone live targeted timeline

Nov 2013
Announcement of Swiss legal entity program

Nov 20, 2016
Credit Suisse (Schweiz) AG go live completed

Entity fully operational, with ~1.4mn clients, ~6,500 employees, ~CHF 220 bn balance sheet volume[1] and ~CHF 525 bn AuM[1] transferred successfully

1Q17
Subsidiaries transfer[2]

1Q17
Setup of AM JV[3]

1H17
Finalization of intragroup relationships

4Q18
STS[4]

Credit Suisse (Schweiz) AG set up as strong, purely domestic entity

- ✔ Fully licensed **pure-play Swiss bank** with **differentiated product franchise** that **benefits from synergies and global reach of CS Group**
- ✔ **Close cooperation** with Credit Suisse AG in regard to **Asset Management and STS**
- ✔ **Experienced management team** to promote clear accountability for Credit Suisse (Schweiz) AG
- ✔ **Strong balance sheet** intended to be **well capitalized**

- **Go-live** successfully **completed** on time after three years of hard work
- **A Leading universal bank** in Switzerland with a **strong business profile**

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 As of August 1, 2016 2 Neue Aargauer Bank, BANK-now and Swisscard (50% equity interest) 3 Timing subject to FINMA approval / license 4 Retransfer to CS AG intended to be finalized at the latest by 4Q18

CREDIT SUISSE
December 7, 2016
13

Swiss Universal Bank
Progress
Way forward

New organization of January 1, 2017 (as announced in November)
Structural set-up aligned with our client segments and needs

Executive Board of Credit Suisse (Schweiz) AG


Chief Executive Officer
Thomas Gottstein
Chief Financial Officer
Antoine Boublil
Chief Operating Officer
Dagmar M. Kamber Borens
Chief Risk Officer
Philippe Clémençon
General Counsel
Thomas Grotzer
Chief Compliance Officer
Erwin Grob
Human Resources
Claude Täschler
Private & Wealth Management Clients
Serge Fehr
Premium Clients
Felix Baumgartner
Corporate & Investment Banking
Didier Denat
Institutional Clients
André Helfenstein
STS Switzerland
Urs Beeler
Products & Investment Services
Florence Schnydrig

CREDIT SUISSE
December 7, 2016
14

 Agenda  Swiss Universal Bank  1  Progress since last Investor Day  2  Way forward  3

Swiss Universal Bank
Progress
Way forward

Our Ambitions

1. Consistently delivering the **best value proposition** for our three client segments: **Private Clients, Corporate Clients, Institutional Clients**
2. Combining **simple, low-risk business model** (focusing on Swiss-domiciled clients) with **access to international, best-in-class IB and AM services to help enable strong business growth**
3. Driving **efficiency** agenda: Further optimizing our organization and processes along client needs and segments, eliminate duplication, centralize products and support functions, strive for flatter hierarchy and further automation
4. Strengthening our **brand**: Be recognized as THE **Bank for Entrepreneurs** in Switzerland
5. Producing **strong and consistent Return on Equity**, in excess of our cost of capital

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

CREDIT SUISSE
December 7, 2016
16

Swiss Universal Bank
Progress
Way forward

Reorganized business segments aligned to our client needs
(planned to go live on January 1, 2017)

	Private Clients[1]		Corporate & Institutional Clients	
	P&WMC	Premium	Corporate Clients	Institutional Clients
Business in scope	• HNWI / "Bank for Entrepreneurs" • Affluent • Retail	• UHNWI • Single Family Offices	• Large Swiss Corporates / CTF[3] • SME / "Bank for Entrepreneurs" • IB Switzerland	• Pension Funds • Financial Institutions • External Asset Managers
Adj. net revenues[2]	~ CHF 2.9 bn		~ CHF 2.5 bn	
Client needs	• **Retail / digital clients, lower mortgage segment:** Efficient digitalized multi-channel offerings (complemented by call centers and cash service in branches) • **Affluent / HNWI clients:** "CS Invest", discretionary mandates, sophisticated wealth planning offering and financing solutions for high advice clients	• **Holistic client relationship** and unique value proposition: – **Global access** to **products** and **services** – **Full range access** to **private, corporate** and **investment banking** capabilities – **Best-in-class Single Family office service**	• **Small / digital SMEs:** Efficient high-tech product delivery (e.g. FX, finance, payment service) • **Large SMEs / Multinational Corporates:** Comprehensive advice including financing, leasing, factoring, (commodity) trade finance, payments, FX, derivatives, ESOS[4], M&A, succession planning, capital markets, global IB access	• **Synergistic coverage** of clients with common advice, trading, asset management and asset / fund servicing needs • **Full service offering** taking advantage of scale, advanced IT platform and global access to products and custody services • **Smaller banks / EAMs:** increasingly similar needs
Business rationale	• **Centralizing** digitalized / multi-channel offering for retail, **freeing up RM capacity** for Affluent / HNWI clients	• Strict focus on core UHNWI clients with **sharpened value proposition**, differentiated coverage and product offering	• **Centralizing** digitalized / multi-channel product delivery for small SMEs. **Full service offering** for int'l. medium / large corporates	• Capturing further **commercial synergies** through enhanced operating model with distinct offerings per client segment

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Includes Neue Aargauer Bank, BANK-now & Swisscard 2 Reflecting new organizational structure on a pro-forma basis; last 12 months 4Q15 to 3Q16 3 Commodity Trade Finance 4 Employee Share Ownership Service

CREDIT SUISSE December 7, 2016 17

Swiss Universal Bank
Progress
Way forward

Revenue initiatives targeted to deliver >CHF 200 mn by 2018

Private clients	▪ Offer best-in-class banking services **for digital/retail clients**, leveraging digital capabilities and upgrade call centers ▪ Further define client focus in our **Affluent and HNWI segments** by reducing RM load (number of clients) by over 30% to increase advice intensity and quality as well as to further strengthen sales culture ▪ Continue to invest in **hiring E&E Relationship Managers** for "**Bank for Entrepreneurs**" initiative and **U/HNWI RMs** ▪ **Increase UHNWI market shares** with a **unique offering** leveraging our private, corporate & IB capabilities
Corporate clients	▪ Strictly segment SME universe in **small SMEs with standardized client needs, served centrally** and **in high-advice SMEs** where we continue to expand our coverage in our branches, including our "**Bank for Entrepreneurs**" initiative ▪ Build on our leading franchise for **large Swiss corporates** with our strong and established **Investment Banking** capabilities ▪ Provide extended range of **innovative financing capabilities** (e.g. mid market lending, synthetic securitization, mortgage funds)
Institutional clients	▪ **Intensify** asset management coverage and further expand product offering, institutional advice, trading, asset servicing and platform services, thereby leveraging our leading **Pension Funds and Asset Manager** offering in a consolidating market looking for full service providers ▪ Take advantage of our **Financial Institutions** scale offering, end-to-end service and global bank network, be a key service partner for **Swiss EAMs / Multi Family Offices** building on leading platform and **exploit revenue synergies** between the two segments

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

CREDIT SUISSE
December 7, 2016
18

Swiss Universal Bank
Progress
Way forward

Cost measures initiated with incremental >CHF 200 mn net savings target by 2018 in addition to the ~CHF 100 mn net savings expected in 2016[1]

Client coverage

- Increase proportion of **retail** and **affluent clients served digitally** or through high-quality call centers, organized in one sub-segment **to reduce number of RMs serving Affluent segments**
- **Redesign SME operating model** for flow business to benefit from centralization and automation

Digitalization

- Follow through and deliver **front-to-back digitalization** of operations & new payment platform
- Ramp up **digital on-boarding**, **RM client coverage tool** and **corporate client portal**

Regional structure

- **Reduce management layers** to run business at local market levels resulting in significantly **increased spans of control,** driving **faster decisions**
- Enhance our location footprint by ramping up our **Swiss Service Center in Gümlingen**, Berne

Organization

- **Centralize product delivery** according to best-owner principle and **eliminate duplications**
- **Simplify, standardize** and **centralize support functions**
- Continue to realize **reduction** of **corporate functions spend**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

1 Indicatively based on 2016 vs. 2015 annualized 9M numbers 2 Savings targets, adjusted costs which are non-GAAP financial measures excluding restructuring costs

CREDIT SUISSE
December 7, 2016 19

Digitalization Roadmap

Swiss Universal Bank
Progress
Way forward

Achieved

Relationship Manager

Portfolio Review App



Mortgage Calculator



CS Invest Explorer App



Corporate and Institutional Clients

ProWealth One



eamXchange 2.0



Corporate Cash Manager



Private Clients

Mobile & Tablet Banking App



Savings Plus



Online Mortgage Renewal



In Launch

Self Onboarding



- At home or on the go, features **digital product selection**, **contract / signature**, independent from branch location and opening hours
- Goal to **reduce manual** and **paper based efforts** in our branches

RM productivity tools



- **Combining over 30** previously **separate functions** into one seamless workplace
- Goal to **reduce manual efforts,** free up **time for client** facing **activities** and **focus on individual client needs**

Digital Corporate Portal



- Delivering **differentiating digital offerings** to our **corporate** and **institutional clients**
- Focus on digital **credit processes, liquidity management** and **self service tools**, offering clients **more transparency** and **efficiency**

CREDIT SUISSE
December 7, 2016 20

Swiss Universal Bank
Progress
Way forward

Financial target for Swiss Universal Bank division

Adjusted pre-tax income development in CHF bn


1.5
1.6
1.3
(9M15)
+8%
(1)% revenues 9M16
Driven by lower client activity
(3)% cost 9M16
Driven by strict cost management
4Q16
1.4
(9M16)
+1-3% revenues p.a.
Driven by clearly identified revenue initiatives, but market dependent
(3)% cost p.a.
Driven by clearly identified cost measures
2.3[1]
2014[2]
2015[2]
2016 Outlook
2018 Target

- **Confirming clear ambition to execute on cost agenda**
- **Targeted revenue growth** driven by new organization but also market dependent

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Refers to Swiss Universal Bank division. The scope of revenues and expenses of the Swiss Universal Bank divisions varies from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries which is planned to be subject to the IPO. It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank division and Credit Suisse (Schweiz) AG as an IPO vehicle 2 Excludes Swisscard impact

CREDIT SUISSE
December 7, 2016
21

Swiss Universal Bank
Progress
Way forward

Swiss Universal Bank vs. Credit Suisse (Schweiz) AG
Scope & financials

1. The business perimeter and client universe of Credit Suisse (Schweiz) AG and its future subsidiaries[1] will be largely identical to the Swiss Universal Bank division

2. Credit Suisse (Schweiz) AG's financials will differ from Swiss Universal Bank division driven by, but not limited to, the following items and will be available post 1Q17:

   - Completion of the **Swiss Asset Management JV** incorporation and grant of FINMA license
   - Finalization of **RWA methodology calibration** (standard model with floor versus advanced model approach) with FINMA
   - Finalization of **going concern / gone concern capital** calibration as well as **intra-group funding** plans
   - Final agreement with FINMA relating to scope of **Global Services Company**, incl. Swiss IT, operations and other corporate functions
   - Finalization of all other intra-group **revenues sharing agreements** and **service level agreements**

- **More details on Credit Suisse (Schweiz) AG financials, key metrics and parameter will be provided in 2Q17**

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank
1 Neue Aargauer Bank, BANK-now and Swisscard (50% equity interest)

CREDIT SUISSE
December 7, 2016
22

     Roadmap to planned IPO  June 30, 2017  December 31, 2017  Credit Suisse (Schweiz) AGgo live      First published statutory financial statements of Credit Suisse (Schweiz) AG  IPO of 20-30%1Market conditions permitting  Final calibration of RWA requirements by FINMA          Nov 20, 2016  March 24, 2017  March 31, 2017  Further guidance on Credit Suisse (Schweiz) AG financials, key metrics and parameter    Intercompany model finalized / Service Company set-up    Swiss Universal Bank  Progress  Way forward  1 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG  estimated timeline

Swiss Universal Bank
Progress
Way forward

Key take-aways

Progress since last Investor Day	We made **significant progress towards achievement of our strategic ambitions**, with 9M16 adjusted PTI up by 8%[1] year-on-year in a challenging market environment
Legal entity program	**Credit Suisse (Schweiz) AG** has **successfully gone live** on November 20, 2016
Way forward	**New business organization**, effective on January 1, 2017, will generate **additional momentum**
IPO scope	**Consolidation scope** of Credit Suisse (Schweiz) AG is **expected to be finalized** in the course of **1Q17**
IPO timeline	**IPO preparations** for Credit Suisse (Schweiz) AG are **on track for a partial initial public offering in 2H17**, market conditions permitting[2]

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division 1 Excludes Swisscard impact
2 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

CREDIT SUISSE
December 7, 2016 24

 Appendix

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted				Swisscard Impact[1]				SUB adjusted ex Swisscard			
	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15
Net interest income	611	685	708	2,004	9	9	-	18	602	676	708	1,986
Recurring commissions & fees	412	412	372	1,196	56	59	-	115	356	353	372	1,081
Transaction-based revenues	382	349	295	1,026	8	7	-	15	374	342	295	1,011
Other revenues	(5)	(7)	(11)	(23)	-	-	-	-	(5)	(7)	(11)	(23)
Net revenues	**1,400**	**1,439**	**1,364**	**4,203**	**73**	**75**	**-**	**148**	**1,327**	**1,364**	**1,364**	**4,055**
Provision for credit losses	**23**	**33**	**39**	**95**	**-**	**-**	**-**	**-**	**23**	**33**	**39**	**95**
Total operating expenses	**934**	**961**	**925**	**2,820**	**61**	**62**	**-**	**123**	**873**	**899**	**925**	**2,697**
Pre-tax income	**443**	**445**	**400**	**1,288**	**12**	**13**	**-**	**25**	**431**	**432**	**400**	**1,263**
Return on regulatory capital†	**14%**	**14%**	**13%**	**14%**	**-**	**-**	**-**	**-**	**14%**	**14%**	**13%**	**14%**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results for other adjustments not relating to Swisscard is included in the Notes of this presentation † See Appendix
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE
December 7, 2016 26

 Notes  For reconciliation of adjusted to reported results, refer to the appendix of either the CEO or CFO Investor Day 2016 presentation. All reconciliations are available in the respective appendix.Throughout the presentation rounding differences may occur.All risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basis.Gross and net margins are shown in basis points (bps). Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM.Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.  Specific notes  Abbreviations  Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

 Credit Suisse Investor Day 2016Asia PacificHelman Sitohang  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Key messages

APAC	▪ Executing on our Entrepreneurs' Bank strategy ▪ Growth in U/HNWI & Entrepreneur clients, and multiple leading client franchises ▪ Slower markets driving revision of PTI target and pace of growth
Progress since last Investor Day	▪ Record AuM CHF 169 bn at the end of 3Q16 ▪ Record Wealth Management revenues in 3Q16 ▪ Strong return on regulatory capital and profitability through-the-cycle
Way forward	▪ Capitalize on APAC wealth management opportunity with integrated, advisory-led solutions ▪ Extend leading franchises & product strength across APAC markets ▪ Deliver efficient, scalable and risk-controlled platform ▪ Seek to grow profitably from higher productivity and operational efficiency

CREDIT SUISSE

December 7, 2016

4

   Recap: APAC Target    Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Including contributions from wealth management connected activities  Adjustedpre-tax incomein CHF bn  Prior 2018 Target excl. business transfers  Market impact  Revised 2018Target  Cost initiatives  2.0  1.6  0.3  0.7  0.7  0.7  Wealth Management1  Business transfers  Prior 2018 Target(ID 2015)  2.1  Adjusted  Confirmed  0.7  0.1

   Target supported by Wealth Management growth    1.6  Adj. pre-tax income in CHF bn  Note: Adjusted results are non-GAAP financial measures

 Attractive APAC wealth market  Estimated 16% compound annual growth in UHNWIs to 20201  Highest # of billionaires globally in 20162  ~50% of new global billionaires from APAC2  1 Based on number of millionaire households with > USD 100 mn private financial wealth. Source: BCG Wealth Report 2016 2 Source: 2016 Forbes Billionaire List 3 Source: Capgemini 2016 Wealth Report; over USD 5 mn investable Wealth 4 Source: Asian Private Banker  16% of market U/HNWI AuM3 captured by Top-20 PBs4  Entrepreneur-Driven Growth

 CS growth momentum in wealth management  1 Includes Wealth Management, Underwriting & Advisory and Financing 2 India AuM growth includes India onshore and NRIs booked in Singapore and Hong Kong   CS APAC U/HNWI & Entrepreneur-related performance1  IND2  JPN  SEA  KOR  AUS  GC  Rev  AuM  n/a  Positive  Negative                                                        9M15 – 9M16 Growth  Net revenues  12%  +17%    CAGR

 Growth in U/HNW client base  10%+ NNA growth in 9 of 12 last quarters  CHF 61 bn of NNA since 20131  AuM / RM in CHF mn  253  260  RMs  Gross Margin  81 bps  85 bps  Net RMs  +100  Solid asset growth & margins  Higher RM Productivity  AuM in CHF bn    +22%  Reported NNA  1 1Q13 through 9M16  Drivers of upside

 Broader client activity from advisory-led model  1 Source: Dealogic as at December 2, 2016 YTD 2 Includes APAC excl. Japan   SoW rank amongst international banks1    #1  #2  #1  #3  #8  M&A  #2  ECM  #5  DCM  #5  Lev Loans  #2  IND  SEA  KOR  AUS  GC  By country/region  By product  CS APAC U/HNWI & Entrepreneur / Corporates total fees2  Drive multi-product and global solutions  Extend and maintain strong market positions  Deepen client relationships  #1 APAC excl. Japan  9M16  Drivers of upside

 Capital solutions for clients’ wealth/business needs  Measured increase in credit portfolio  Effective risk management  Creating balance sheet capacity  CHF 4 bn / 12% increase in net loans  72% of originated structured credit volume distributed (9M16)  U/HNW & Entrepreneur client focus  0.09% avg. provision for credit losses / net loans  3Q15 to 3Q16      ~80% of notional credit exposure with U/HNW & Entrepreneur clients (3Q16)  0.10%  Drivers of upside

     Connectivity between markets and WM franchise  1 Average daily cash volumes as of YTD December 2, 2016 vs. 2015 2 HKEx average monthly trading velocity as of end-Oct’16 3 Source: Dealogic, 2016 YTD vs. 2015 YTD as of December 2, 2016. Excludes China A-shares  2016 market headwinds    CS APAC Equities and Fixed Income performance excluding SMG – Net revenues, CHF bn  Going forward  Build U/HNWI solutionse.g. Prime Services for Private Banking and structured funds  Enhance product suite e.g. investor strategies, structured credit  Broader client accesse.g. family offices, External Asset Managers, Sovereign Wealth Funds, Institutional Investors  Greater China  Equity Derivatives House of the Year 2016  (21)%  Other APAC regions  APAC equity trading volumes1 (47)%  HKEx Trading Velocity at 20-year low2  Equity Capital Markets fee pools3 (26)%  Drivers of upside

Drivers of upside

Further operational leverage

Adj. total operating expenses
In CHF bn


Higher efficiency and reinvestment into key initiatives
2016 Outlook
Cost savings
Growth investments
2018 Target

Synergies from integrating APAC division
- Streamline operating model and processes
- Consolidate product capabilities and coverage
- Workflow automation

Support focused growth opportunities
- Expand WM footprint and onshore platforms
- Regulatory and controls infrastructure
- Digital innovation

Note: Adjusted results are non-GAAP financial measures

CREDIT SUISSE December 7, 2016 13

   Seeing results of strategic focus despite challenging market conditions  CS APAC U/HNWI & Entrepreneur-related performance – Net revenues, CHF bn  2016 vs. 2015 change  Continued growth  2016 vs. 2015 change  CS APAC Equities and Fixed Income performance excluding SMG – Net revenues, CHF bn  Stronger performance in similar market conditions

Summary of initiatives

Build on our momentum	■ **Continue growth** in U/HNWI & Entrepreneur client businesses ■ Drive firm-wide **interconnectivity** to differentiate client experience ■ Deliver our multiple leading business franchises via an **integrated model**
Stay focused	■ **Capture synergies** across APAC division ■ **Accelerate productivity** of new hires and resources ■ **Deliver balanced franchise with strong returns**

The Entrepreneurs' Bank of Asia Pacific

CREDIT SUISSE
December 7, 2016
15

   With Chairman Urs Rohner and CEO Tidjane Thiam of Credit Suisse. Thiam’s strategy is to make CS a global private bank with strong investment banking capabilities. I agree with the strategy, keep @CreditSuisse simple! Laser focus on these 2 activities rather than boiling ocean in all different banking areas!Francis Yeoh, Executive Chairman, YTL Corporation on Instagram    “  ”

 Appendix

 Notes  For reconciliation of adjusted to reported results, refer to the appendix of either the CEO or CFO Investor Day 2016 presentation. All reconciliations are available in the respective appendix.Throughout the presentation rounding differences may occur.All risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basis.Gross and net margins are shown in basis points (bps). Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM.Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.  Specific notes  Abbreviations  Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

 Credit Suisse Investor Day 2016International Wealth ManagementIqbal Khan  December 7, 2016

 The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.  Disclaimer (1/2)

 Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.   Disclaimer (2/2)

Key messages

International Wealth Management	▪ **A leading Private Banking position** across emerging markets and Europe ▪ **Strong Asset Management capabilities** across our traditional & alternative product lines globally ▪ Focus on **superior and profitable growth** while actively **managing risk**
Progress since last Investor Day	▪ **Robust revenue** trajectory and **strong NNA** generation in challenging markets ▪ **AM with improved profit contribution** driven by asset growth and cost discipline ▪ **Self-funded growth investments** through accelerated cost savings
Way forward	▪ Deliver **successful AM products** and a **better investment advice** experience ▪ Continue to successfully **grow our leading emerging markets** franchises & build on **scale leverage in Europe** ▪ **Remain agile** by balancing growth investments with efficiency gains

CREDIT SUISSE December 7, 2016 4

 Agenda  What we achieved in 2016  1  Our ambition 2018  2  Conclusion  3

IWM with strong franchises across targeted growth regions

Key financials 9M16 in CHF bn

Net revenues



3.4
28%
72%

Pre-tax income



0.8
22%
78%

Assets under management



312
636[1]
324

■ Private Banking
■ Asset Management

Private Banking in emerging markets and Europe

A leading position across our regions[2]

- Europe
- Emerging Europe
- Middle East & Africa
- Latin America

#1 in **Middle East**[2]
#1 in **CEE** for UHNW & HNW clients[3]
#1 in **Russia**, UAE, Bahrain and Qatar[2]

Best Private Bank in Middle East[4]

Outstanding Bank in Middle East[5]

Asset Management capabilities with global distribution

Strong capabilities across our product lines

- **Top 2 traditional** manager in **Switzerland**[6]
  - PB mandates, index solutions, fixed income, equities…
- **Top 10 alternative** investment manager **globally**[7]
  - Real Estate, credit, hedge funds, commodities…

1 Not adjusted for assets managed by Asset Management for Private Banking within International Wealth Management 2 'Best Private Banking Services Overall' 3 'Net-worth-specific services' for Central & Eastern Europe
4 Highly commended award by PWM/The Banker 2016 5 Highly commended award by Private Banker International 2015 6 McKinsey analysis 7 Towers Watson Survey 2016

CREDIT SUISSE
December 7, 2016
6

Executing our strategy in 2016

Turnaround in **PB asset inflows**	Strong **PB NNA** of CHF **15.2 bn** at annualized growth rate of **7%**
Serving clients' **financing needs**	Net new lending of **CHF 3.1 bn**[1] at **attractive revenue margin**
Growing **strategic client base**	Strategic clients **revenues up ~40%** at higher gross margin
Targeted **RM hiring**	**Hired 170 RMs**[2] (up 30%) with **focus on quality**
Improved **contribution from AM**	**AM** adjusted **PTI up 22%** with **CHF 10.0 bn NNA**
Building **operating leverage**	Growth **investments funded** by expense **savings**
Strengthened **IWM oversight**	**Invested** in Risk & Compliance and **aligned regionally**

Note: If not noted otherwise, all data for 9M16 and compared to 9M15. Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.
1 4Q15 through end 3Q16 2 120 RM of 170 RM joined in 9M16 Strategic clients = targeted strategic UHNW/Entrepreneur clients of IWM

CREDIT SUISSE
December 7, 2016 7

 Strong PB NNA with higher margins despite regularization  1 Including International Private Clients business area, which services lower wealth band clients, predominantly from Europe  PB gross margin in basis points  PB net new assets in CHF bn  9M16  2015  NNA growth rate (annualized)  7.0%  (0.9)%  Net new assets (NNA)  15.2  (3.0)  Regularization outflows  (3.5)  (3.4)  Gross inflows  18.7  Emerging markets  Europe1

Net new lending of CHF 3.1 bn, addressing sophisticated client needs

Credit volume[1] in CHF bn



+11%
40
44
Mortgages
Specialty finance[4]
Lombard lending
4
14
22
4
15
25
3Q15
3Q16

Quality loan portfolio

	Avg. annual loss rate[2]	Gross loan revenue margin[5]
Mortgages	~2 bps	~170 bps
Specialty finance	~17 bps	~210 bps
Lombard lending	~3 bps	~110 bps

- **~10 bps avg. annual loss rate** through the cycle[2]
- **94% investment grade** credit exposure[3]

1 Before deducting valuation allowances and deferred fees & costs 2 From 2003 through 2014 for mortgages, from 2006 through 2015 for aviation finance, from 2001 through 2015 for export finance and from 2002 through 2015 for ship finance and lombard lending 3 Transaction rating as per the internal rating system 4 Includes ship, aviation and export finance 5 9M16, client rate net of reference rate over avg. loan volume

CREDIT SUISSE
December 7, 2016
9

 Built out strategic clients business with revenue increase of ~40%  Strong increase in revenues for strategic clients  ~40%  Strategic clients = targeted strategic UHNW/Entrepreneur clients of IWM 1 Excluding regularization outflows of CHF 3.5 bn 2 Does not include revenues booked in divisions other than IWM  Strong gross margin2 for strategic clients in basis points  Strong net new assets for strategic clients 9M16 net new assets in CHF bn  Total  Other clients  Strategic clients  ~2/3rd of inflows from strategic clients  before regularization1  +6

   Increased quality hiring in targeted markets with improved productivity  Increased hiring gross number of RM1  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.1 120 RM of 170 RM joined in 9M16 2 Including International Private Clients business area, which services lower wealth band clients, predominantly from Europe3 Including RMs not allocated to regional business area 4 Annualized  Rebalancing resources number of RM  Europe2  Emerging markets3          550  500  630  660  2015  9M16  2015  9M16  Enhanced RM productivity in CHF mn  AuM / RM  Adjusted net revenues / RM          245  268  2.72  2.82  2015  9M16  2015  9M164  ~30%  +9%  +4%  (50)  +30

AM adj. PTI up 22%, driven by steady asset growth and cost discipline

Profitability momentum
adjusted pre-tax income in CHF mn



+22%
147
179
9M15
9M16

Management fees in CHF mn

648 → 663 (+2%)

Other revenues[1]

315 → 283 ((10)%)

>80% long-only asset styles, generating predominantly recurring revenues
AuM by asset style 3Q16 in CHF



Private Equity & Hedge Fund structures
Investments & partnerships
5%
13%
324bn
82%
Long-only traditional & alternative asset classes

Solid net new assets
in CHF bn



10.0
1.5
3.5
5.0
1Q16
2Q16
3Q16

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix

1 Performance & placement revenues and Investment & partnership income

CREDIT SUISSE
December 7, 2016
12

Self-funded growth investments with accelerated expense savings

IWM adjusted operating expenses in CHF bn


2.6
0.1
(0.1)
Self-funded growth
2.6
Stable expenses
(1)%
9M15
Growth investments
Cost savings
9M16

Growth investments

- Invested in **key platforms**
- **Developed onshore** proximity
- Enhanced **risk & compliance** capabilities
- Delivered on **regulatory initiatives**

Cost savings

- **Delayering**, process **simplification**
- **Improved service model** for lower wealth band clients
- **Exited** non-strategic client segments & regions

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix

CREDIT SUISSE
December 7, 2016
13

 Agenda  What we achieved in 2016  1  Our ambition 2018  2  Conclusion  3

Continue to execute our strategy to achieve the financial ambition

Path to adjusted pre-tax income ambition in CHF bn

Management actions, incl. growth investments

- **Capitalize** on successful **AM** products & advisory capabilities
- Operational **scale** and **targeted growth** in **Europe**
- **Continue to grow** our leading **emerging markets** franchises



1.8
4Q16
0.8
9M16
Balancing efficiency gains with growth investments
2016 Outlook
Credit provisions, regularization, etc.
Management actions
Gross cost savings
Market impacts[1]
Revised 2018 Target

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 Assumes low single-digit AuM growth p.a. due to market performance (excl. NNA) and a gradual recovery in client activity

CREDIT SUISSE
December 7, 2016
15

 Expected to grow Asset Management PTI by over CHF 200 mn in 2018Strategy execution under new leadership  2016Outlook  Illustrative path to adjusted pre-tax income ambition  Scale-up existing businesses  Enhance distribution  Develop new offerings  Empower regions  Up by overCHF 0.2 bn  2018Ambition  2015  173  Efficiencies  KPIs 9M161    CHF 324 bnAuM  >80%of AuM in long-only asset styles  2%Management fees growth  CHF 10 bnNNA  22%PTI growth  Asset Management    Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Revenues: 9M16 vs. 9M15, NNA annualized growth in 9M16  9M16  4Q16

Expected to grow PTI in Europe by around CHF 150 mn in 2018
Operational scale and targeted growth following 2016 transition

KPIs 9M16[1]
Private Banking **Europe**

CHF 107 bn
AuM

(7)%
Net revenues growth

+5%
NNA growth rate, annualized

~45%
UHNWI share of AuM

45%
Mandates penetration

Fully **regularized &** on track for **AEI**

Implemented **'Hub & Spoke'**

Focused client segments HNWI (5m+) & UHNWI

Improved **risk profile &** reduced **complexity**

Realized **costs reduction of 10%**[2]



Build **digital capabilities**

Increase **mandate penetration to >60%**

Activate client base through reinforced advisory proposition

Add scale to key hubs & target onshore markets

Improve cost/income ratio & **grow PTI**

AEI = Automated Exchange of Information (as per OECD)

1 Revenues: 9M16 vs. 9M15, NNA annualized growth in 9M16

2 Total operating expenses 9M16 annualized vs. 4Q15 annualized

CREDIT SUISSE
December 7, 2016
17

Latin America

Balancing transition with growth ambition

KPIs 9M16[1]

Private Banking **Latin America**

CHF 68 bn
AuM

+1%
Net revenues growth

(3)%
NNA growth rate, annualized

~60%
UHNWI share of AuM

35%
Mandates penetration

From transitioning & regularization…

- **Simplified platform & service delivery,** e.g. Panama and Uruguay exits
- Ongoing **regularization and stringent risk review** of legacy businesses
- Maintained revenues with solid **contribution from recurring income**[2]
- **Increased mandates penetration**, incl. launch of advisory services[3] in 14 client domiciles

…to reinforcing our strong position

- Leverage continued **entrepreneurial wealth generation**
- Further build client proximity in **strong onshore** franchises
  - #2 market position in **Brazil**[4]
  - New advisory office and team expansion in **Mexico**
- Invest in **key capabilities** (e.g. local lombard lending, trading capabilities, yacht & aviation finance)

1 Revenues: 9M16 vs. 9M15, NNA annualized growth in 9M16 2 81% of net revenues from recurring commissions & fees (48%) and net interest income (33%) in 9M16 3 Credit Suisse Invest 4 McKinsey market study

CREDIT SUISSE December 7, 2016 18

Middle East & Africa and Emerging Europe
Continue to grow our leading franchises

KPIs 9M16[1]
Private Banking **MEA & EE**

CHF 120 bn
AuM

+15%
Net revenues growth

+14%
NNA growth rate, annualized

~75%
UHNWI share of AuM

12%
Mandates penetration

…and substantial upside

- Further **build-out local solutions** and speed up **time-to-market**
- Serve international **needs of entrepreneurs**
- Increase **transaction activity** through targeted **UHNWI** investment specialists
- Increasing **local proximity**, e.g. opening Saudi Arabia onshore, expanding Dubai
- Better **client onboarding experience** (time to onboard)

Leading franchises with strong performance…

- **Double-digit** growth in NNA and revenues
- **Significant transactions** with UHNWI clients demonstrate our **integrated capabilities**
- **Reduced** coverage **complexity** and executed **cost control**

1 Revenues: 9M16 vs. 9M15, NNA annualized growth in 9M16

CREDIT SUISSE
December 7, 2016 19

 Agenda  What we achieved in 2016  1  Our ambition 2018  2  Conclusion  3

 Summary  Achievements    Robust revenue trajectory and strong NNA generation in challenging marketsAM with improved profit contribution driven by asset growth and cost disciplineSelf-funded growth investments through accelerated cost savings  Focus    Deliver successful AM products and a better investment advice experienceContinue to successfully grow our leading emerging markets franchises & build on scale leverage in EuropeRemain agile by balancing growth investments with efficiency gains    Deliver superior and profitable growth while actively managing risk

 Appendix

Investment Engine

Improving client experience and service delivery

Changes in client behavior

Regulatory impact

Digitalization

Credit Suisse Investment Engine enhancements

Advisory services launched
- Seamlessly delivery of **'House view'**
- **Portfolio monitoring**
- **Mobile device supported** client meetings

Enhance client experience
- **Smart content**: right client, channel & time
- **Intuitive reporting**, e.g. Portfolio Quality Score
- **Simplified** formalities

Additional digital features
- Automated **customized trade recommendations**
- **Robo Advisor**

Ambition:
Increase mandates penetration in applicable markets, e.g. in Europe from current ~45% to >60%

2015 2016 2017 2018

CREDIT SUISSE
December 7, 2016 23

Enhancing our onboarding and support processes to improve the client experience and increase client time

Client onboarding & service process

Prospecting → Onboarding → Reviewing & reassessing → Ongoing servicing

Examples for risk mitigation through process enhancements



Risk Appetite calibration

- Efficient operations, aligned with the **firm's risk appetite**
- Allows **RM to focus on coverage & client service** by providing transparent & aligned client type and activity type clustering



PEP risk scoring model

- **Streamline the PEP assessment** process, freeing up client time for RMs
- Provides a **swift preliminary risk assessment**



Pooled RM support

- Transfer of administrative & operational tasks to a **central client management pool**
- Implemented **service catalog** to increase **segregation of duties**
- Improved **oversight & fraud detection** procedures

PEP = Politically Exposed Person

CREDIT SUISSE December 7, 2016 24

 International Private Clients  KPIs 9M161    CHF 15 bnAuM  3%Net revenues growth  (4)%NNA growth rate, annualized  47%Mandates penetration  Implemented dedicated operating model focused on Entry HNWI international clients serviced out of Switzerland (<5mn)   Implement a digitally-enabled servicing model, leveraging and enhancing the Group’s vast IT and platform capabilities  Developed regional coverage starting with Europe & Emerging Europe, further extension to MEA and Latam in early 2017  Enhanced dedicated value proposition centered arounds mandates solutions   Significantly increasedRM focus and client time(AuM load per RM up 20% andaccount load per RM down 65%)2   Private Banking IPC    Digitally enabled model focused on lower wealth band clients  1 Revenues: 9M16 vs. 9M15, NNA annualized growth in 9M16 2 Achieved through transfers from coverage regions, review of the client base and stringent segmentation

 Notes  For reconciliation of adjusted to reported results, refer to the appendix of either the CEO or CFO Investor Day 2016 presentation. All reconciliations are available in the respective appendix.Throughout the presentation rounding differences may occur.All risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basis.Gross and net margins are shown in basis points (bps). Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM.Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.  Specific notes  Abbreviations  Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

 Credit Suisse Investor Day 2016Investment Banking and Capital Markets James L. Amine  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Key messages

IBCM

- Well-positioned advisory and underwriting franchises with Top 5 market positions[1] across key products
- Disciplined capital approach
- Significant connectivity with APAC, IWM and SUB to drive opportunities for the entire Bank

Progress since last Investor Day

- Improved operating results while continuing to invest in growth opportunities
- Rebalanced the product mix towards M&A and ECM and client mix towards large cap investment grade corporates
- Continued to optimize the coverage model to adapt to an evolving market environment

Way forward

- Grow revenue through strategies tailored to each client segment that leverage the global platform
- Improve profitability by driving operating efficiencies
- Deliver returns in excess of cost of capital: target 15-20% adj. return on regulatory capital† by 2018

1 Top 5 market positions in Announced M&A, ECM and Leveraged Finance based on Dealogic for the YTD period ended September 30, 2016 † See Appendix

CREDIT SUISSE December 7, 2016 4

   Rebalanced product mix towards M&A and ECM  1 Based on revenues before JV transfers to other divisions, Corporate Bank and funding costs. Excludes structured products, UHNWI and other IBCM revenues  Revenue mix1  43%  49%  DCM   Lev Fin  ECM  M&A

Strengthened market positions as a result of strategic pivot towards M&A and ECM

Announced M&A market share/rank



13.8%
#9
2013-2015 Avg.
19.0%
#5
9M16

ECM share of wallet/rank[1]



5.5%
#7
2013-2015 Avg.
5.5%
#5
9M16

Lev Fin share of wallet/rank



7.2%
#4
2013-2015 Avg.
7.6%
#3
9M16

Key achievements

- Made senior hires to fill key coverage and M&A gaps
- Launched Sell Side and Sponsors M&A initiatives
- Improved targeting of largest transactions
- Advised on three of the five largest announced M&A transactions in 2016 to date

- Made senior hires to fill key coverage and ECM gaps
- Earlier targeting of IPO candidates
- Initiated new product initiatives (Pre-IPOs, SPACs)
- Ranked #4 in the Americas with a 6.5% share of wallet

- Deployed capital to increase footprint against BB-rated issuers
- Increased coverage of Non-IG corporates

Top 5 market positions

Source: Dealogic as of September 30, 2016 Note: All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt). SPAC = Special Purpose Acquisition Company; Non-IG = Non-Investment Grade

1 ECM excludes converts

CREDIT SUISSE
December 7, 2016 6

Invested in talent across coverage and product areas

	Financial Institutions	Industrials	Healthcare	Retail & Consumer	Real Estate	Oil & Gas	Tech	UHNWI	Sponsors	Country Coverage	Product Specialist
AMERICAS		✓	✓	✓		✓	✓	✓	✓	✓	✓
EMEA	✓				✓	✓				✓	✓

Completed 25 senior Managing Director hires across Americas and EMEA

CREDIT SUISSE
December 7, 2016
7

Investment in coverage and capital is driving results with corporate clients

Covered[1] share of wallet with IG Corporates


+140 bps
5.3%
6.7%
2013-2015 Avg.
Trailing 12 months
(as of September 30, 2016)

Covered[1] share of wallet with Non-IG Corporates


+120 bps
9.5%
10.7%
2013-2015 Avg.
Trailing 12 months
(as of September 30, 2016)

Key achievements

- Increased share of wallet with covered, priority clients (representing 40% of fee pool)
- Selectively deployed capital to targeted clients
- Launched acquisition financing initiative to strategically deliver our balance sheet to clients when they need it most
- Identified opportunities to expand covered footprint in 2017 and 2018

Source: Dealogic as of September 30, 2016 Note: All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt). IG = Investment Grade; Non-IG = Non-Investment Grade

1 Covered clients are defined as priority clients actively covered by IBCM

CREDIT SUISSE
December 7, 2016
8

 Increased focus on M&A has helped further improve leading share of wallet with Sponsors  Covered1 share of wallet with sponsors  Covered1 M&A share of wallet with sponsors  +90 bps  +250 bps  Hired Head of Sponsors M&A and appointed Heads of Sponsor ECM in both the Americas and EMEATargeted M&A and IPO efforts have led to a Top 2 Sponsors rank in 9M16Ranked Top 5 for Sponsor sell-sides globally in 9M16  Key achievements  Source: Dealogic as of September 30, 2016 Note: All share of wallet data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt)1 Covered clients are defined as priority clients actively covered by IBCM

Global client coverage, with diverse regional strategies



Americas outbound M&A growth
9M16 vs. 9M15
47%
(8)%
EMEA outbound M&A growth
9M16 vs. 9M15
22%
(38)%
APAC outbound M&A growth
9M16 vs. 9M15
366%
48%
CS
Market



#4
#5
AMERICAS
EMEA
#4
in Cross Border M&A
#3 #7[1]
#1 #3
APAC

Source: Dealogic as of September 30, 2016 Note: Outbound M&A growth based on announced M&A volumes
1 International banks only

CREDIT SUISSE
December 7, 2016
10

Credit Suisse is well-positioned in emerging markets


Cross-Border emerging market announced M&A volume growth
9M16 vs. 9M15
479%
22%
Emerging market M&A fee growth
9M16 vs. 9M15
12%
2%
CS
Market

Key Achievements

- Launched globally-coordinated EM coverage effort
- Developed new proprietary database for investment opportunities
- Established dedicated initiatives around sovereign wealth funds, privatizations and family offices
- Leading positions across EM franchise for 9M16:
  - #1 Lev Fin, #4 M&A, #5 DCM

Source: Dealogic as of September 30, 2016 Note: Emerging markets includes emerging market regions covered by IBCM and APAC

CREDIT SUISSE
December 7, 2016 11

 Outlook for 2017  Fee pool by region in USD bn  Extended M&A cycle, driven by strong corporate balance sheets, limited revenue growth opportunities and potential US fiscal reformStrong backlog in ECM, particularly in the USStable Leveraged Finance markets, notwithstanding recent increase in Treasury yields  EMEA  Americas  (7)%  (10)%  Source: Dealogic as of September 30, 2016 Note: Fee pool data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt)

Growth investment is being self-funded

Adjusted operating expenses in USD bn


1.8
(0.2)
0.2
1.8
Headcount reduction
Streamlined support functions
Workflow re-engineering
Expanded client footprint
Senior hires
Additional capital
Investment in technology
Trailing 12 months ended September 30, 2016
Cost Savings [1]
Growth Investment [1]
2018 Ambition

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 Since January 1, 2016

CREDIT SUISSE
December 7, 2016
13

 Revenue growth and operating efficiencies to drive returns  Note: Adjusted results are non-GAAP financial measures † See Appendix  2018Target  15-20%  Adjusted return on regulatory capital†    ~60% revenue growth~40% operating efficiencies  2016 to 2018 PTI Growth

   Key priorities and areas of focus  Improve profitability with a mix of revenue growth, increased operating efficiencies and disciplined capital managementMaintain balanced product mix, particularly in M&A and ECMContinue to increase alignment with other divisionsDeliver returns in excess of cost of capital

 Appendix

Notes

General notes

- For **reconciliation of adjusted to reported results**, refer to the appendix of either the CEO or CFO Investor Day 2016 presentation. All reconciliations are available in the respective appendix
- Throughout the presentation rounding differences may occur
- All **risk-weighted assets (RWA)** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points (bps)
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business

Specific notes

* "Adjusted operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review

† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers

Abbreviations

Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

CREDIT SUISSE
December 7, 2016 17

 Credit Suisse Investor Day 2016Strategic Resolution UnitDavid Mathers  December 7, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

SRU RWA and leverage exposure progress

RWA and leverage exposure reduced by USD 19 bn and USD 51 bn vs. end-2015, respectively



RWA in USD bn
excl. op. risk
(35)%
Credit & market risk
Operational risk
73
54
19
4Q15
67
47
20
1Q16
58
38
20
2Q16
55
35
20
3Q16



Leverage exposure in USD bn
(30)%
170
4Q15
167
1Q16
148
2Q16
119
3Q16

- RWA and leverage exposure reduced by USD 19 bn excl. operational risk and USD 51 bn, respectively vs. end-4Q15; achieved across a wide range of transactions:
  - Executed purchase and sale agreement of the entire credit derivatives portfolio
  - Sold or restructured ~40% of loans and financing facilities
  - External derivative trade count reduced by 160,000, or 50% vs. end-4Q15
  - Sale of Credit Suisse (Gibraltar) to J. Safra Sarasin completed
  - Sale of CS Park View BDC, Inc. completed

CREDIT SUISSE
December 7, 2016
4

Continued reduction of operating expenses and portfolio valuation risk

Adjusted pre-tax loss improved by USD 385 mn vs. 4Q15, primarily due to reduction in expense

Pre-tax income progression in USD mn



4Q15
1Q16
2Q16
3Q16
Adjusted revenues & provisions for credit losses
(225)
(660)
(333)
(176)
Adjusted operating expenses
687
521
424
351
Adjusted pre-tax loss
(912)
(1,181)
(757)
(527)

	4Q15	1Q16	2Q16	3Q16
Losses on bus. sales	-	4	-	-
Restructuring exp.	(158)	(80)	(21)	(23)
Major litigation prov.	(257)	-	-	(324)
Reported PTI	**(1,328)**	**(1,266)**	**(778)**	**(874)**

- Reduced revenue losses in 3Q16 compared to prior quarters, driven by a recovery from adverse credit markets, partially offset by losses on life insurance and a credit provision on ship finance portfolios. Fee based revenues continue to decline following the exit of legacy private banking businesses
- 3Q16 adjusted operating expenses improved by USD 336 mn compared to 4Q15, or 49%:
  - US private banking business exit substantially completed by end-2Q16
  - Additional reductions from the reduced legacy Investment Banking portfolio footprint
- 4Q15 and 1Q16 restructuring expenses predominantly related to US platform

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.

CREDIT SUISSE
December 7, 2016
5

   SRU portfolio overviewProgress has been made reducing RWA and leverage exposure across the SRU portfolio   Note: Numbers represent market risk RWA allocation for total SRU portfolio; capital breakout based on internal categorization; for illustrative purposes only   RWA in USD bn  Leverage exposure in USD bn  Derivatives  Loans & financing facilities  Other assets  Former PB&WM  Market risk  Life finance  Operational risk  Loans & financing facilities  Other assets  Former PB&WM  Life finance  (35)%  excl. op. risk  (30)%  Derivatives  25  11  6  2  2  7  19  73  20  55  4  2  3  5  7  15  3  5  9  15  34  107  8  24  77  6  170  119

Overview of revenues and operating expenses

Pre-tax income drag from operating expenses, funding costs and valuation adjustments

9M16 Revenues in USD mn



Gross revenues[1]
622
(542)
(217)
(241)
(708)
(1,086)
Fees & other income
Trading, hedging & valuation adj.
Exit costs
Legacy funding
All other funding
Net revenues

9M16 Operating expenses in USD mn



1,296
124
324
1,744
Adjusted operating expenses
Restruc-turing expenses
Major litigation expenses
Reported operating expenses

- Fee based revenue from US platform, credit financing and other PB&WM businesses
- 9M16 exit costs of have averaged ~1% of RWA; lower than the long term guidance of 2-5% of RWA
- Legacy funding costs relating to non-Basel III compliant debt instruments
- 'All other funding' relate to the balance of the SRU position funding requirements across our legal entities

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.
1 Gross revenue breakout based on internal categorization

CREDIT SUISSE
December 7, 2016
7

SRU RWA and leverage exposure outlook

On track to reduce RWA and leverage exposure by ~80% by end-2019

RWA[1] in USD bn


excl. op. risk
(35)%
(80)%
73
55
36
30
Credit & market risk
Operational risk
54
19
35
20
17
19
11
19
4Q15
3Q16
2018 Target
2019 Target

Leverage exposure in USD bn


(30)%
(76)%
170
119
57
40
4Q15
3Q16
2018 Target
2019 Target

1 RWA shown excludes projected inflation from future regulatory uplifts (e.g., fundamental review of trading book). Regulatory (FINMA) approval required for any operational risk reduction

CREDIT SUISSE
December 7, 2016
8

 Revenue progressionContinued de-risking and legacy funding expected to drive improved revenue loss in 2019  Illustrative adjusted revenue progression in USD mn  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.1 Includes provision for credit losses  Trading, hedging & valuation adj.1  Fee based revenues  Legacy funding  All other funding  Exit cost  (170)

   Continued reduction of operating expensesOn track to reduce quarterly expenses to ~USD 110 mn by 4Q19  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.  Illustrative adjusted operating expenses progression in USD mn

SRU pre-tax loss outlook

Pre-tax loss projected to reduce to ~USD 800 mn by year-end 2019

Illustrative adjusted pre-tax income progression
in USD mn



Comparison to previously announced Ambition
9M16
Prior 2018 Target[1]
GMAR Transfers[2]
Legacy Funding[3]
2018 Target
2019 Target
(2,465)
(850)
~(325)
~(225)
~(1,400)
~(800)

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.
1 As announced with 4Q15 earnings release to be CHF 850 mn – USD 850 mn
2 Includes impact from the recalibration of funding cost allocations effective January 1, 2016
3 2018 target no longer projects the early redemption of legacy funding instruments

CREDIT SUISSE
December 7, 2016
11

Key SRU takeaways

On track towards 2019 target, medium term pressure on PTI from exits and portfolio risk

1 Good progress to date, on track to reach end-2019 target	■ Progress ahead of plan, with 3Q16 RWA and leverage exposure down USD 19 bn or 35% excl. operational risk and USD 51 bn or 30% vs. end-4Q15; direct expenses down 49% YoY ■ Key targets for 2019: – RWA end-2019 target of USD 30 bn (incl. operational risk) – Leverage exposure end-2019 target of USD 40 bn – Adj. pre-tax loss target of ~USD 800 mn by 2019
2 Exit costs long term guidance of 2-5% of RWA	■ YTD exits achieved at approximately 1% of RWA; this compares to our long term guidance of 2-5% of RWA
3 Diverse legacy portfolio with idiosyncratic risks	■ Significant focus on de-risking the portfolio has enabled SRU to navigate through challenging market conditions ■ However, adverse market or credit specific conditions have potential to cause significant revenue volatility ■ Potential headwinds to capital mitigation from future regulatory changes

CREDIT SUISSE December 7, 2016 12

Notes

General notes

- For **reconciliation of adjusted to reported results**, refer to the appendix of either the CEO or CFO Investor Day 2016 presentation. All reconciliations are available in the respective appendix
- Throughout the presentation rounding differences may occur
- All **risk-weighted assets (RWA)** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points (bps)
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business

Specific notes

* "Adjusted operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review

† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers

Abbreviations

Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

CREDIT SUISSE December 7, 2016 13

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: December 7, 2016
By:
/s/ Christian Schmid
Christian Schmid
Managing Director
By:
/s/ Stephan Flückiger
Stephan Flückiger
Director